UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2005

Commission File Number 000-26571

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

CREO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON
FEBRUARY 10, 2005
AND MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular solicits BLUE Proxies in favour of Management

December 28, 2004

The Board of Directors of Creo
unanimously recommends that Shareholders

VOTE FOR

Creo’s Slate of Director Nominees

If you have any questions,
or require assistance in voting your BLUE Proxy,
please call:

GEORGESON SHAREHOLDER

TOLL FREE — 1-877-288-9604

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

EXPLANATORY NOTE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

If you have any questions or need assistance in completing or returning the enclosed BLUE Proxy, please call:

GEORGESON SHAREHOLDER

TOLL FREE — 1-877-288-9604

PLEASE READ CAREFULLY:

This Management Proxy Circular is provided in connection with the Annual and Special Meeting of Shareholders which has been called by the Creo Board of Directors in response to a requisition received from a small group of shareholders (collectively, the “Dissidents”) led by Goodwood Inc. and Burton Capital Management, LLC, who, as of the December 17, 2004 Record Date, collectively hold approximately 5.81% of Creo’s outstanding shares.

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting:

•	The Board of Directors of Creo unanimously recommends that shareholders VOTE FOR Creo’s slate of Director nominees. The reasons for making this recommendation are discussed in the accompanying Management Proxy Circular. Shareholders are urged to read the section entitled “Discussion of Reasons to Support Creo’s Slate of Director Nominees”.

•	Your vote is extremely important. Please vote your shares.

•	The form of Proxy to be voted for this Meeting is BLUE.

YOU MAY ALSO RECEIVE FORMS OF PROXIES AND
OTHER MATERIALS FROM THE DISSIDENTS.
PLEASE DISCARD SUCH PROXIES AND USE ONLY THE
ACCOMPANYING BLUE PROXY BEARING THE CREO LOGO.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

December 28, 2004

TO OUR SHAREHOLDERS:

The 2005 Annual and Special Meeting of shareholders of Creo Inc. (the “Meeting”) has been scheduled for Thursday, February 10, 2005 at 2:00 p.m. (Vancouver time) in the Crystal Ballroom of the Hilton Vancouver Metrotown Hotel, located at 6083 McKay Avenue in Burnaby, British Columbia. We hope that you can attend.

Your vote is very important to us. Whether or not you are able to join us at the Meeting, please register your vote by signing, dating and returning the enclosed BLUE form of proxy TODAY. Please carefully review all supporting materials enclosed and support Creo’s current Board and Management.

You may be receiving proxy materials from a small group of dissident shareholders led by two investment firms, Goodwood Inc. and Burton Capital Management, LLC, who together hold approximately 5.81% of Creo’s outstanding shares as of December 17, 2004 (collectively, the “Dissidents “). The Dissidents will be seeking your vote at the Meeting to elect their own slate of directors who, if elected, propose to appoint Robert G. Burton, Sr. as the Chief Executive Officer and Chairman of the Board of Creo.

We are writing to urge you NOT to sign or return any forms of proxy that may be sent to you by the Dissidents. The reasons for the Board’s recommendation that you cast your VOTE FOR Creo’s current Board are summarized below and set out in detail on pages 7 - 15 of the attached Management Proxy Circular.

CREO IS BUILDING SHAREHOLDER VALUE AND PROFITABILITY

Creo’s performance in fiscal 2004 has established a strong foundation for continued growth in earnings and shareholder value, and marks our third consecutive year of revenue and earnings improvement. In fiscal 2004, we more than doubled our 2003 profit and achieved our goal of a 10% increase in overall revenue.

In 2004, we transformed a large portion of our business in order to ensure that Creo continues to build long-term shareholder value. No longer just an equipment, software, and services supplier, today Creo delivers complete prepress systems that include Creo’s own digital printing plates. We expect digital plates to be an increasingly important driver of Creo’s earnings growth.

For fiscal 2005, our highest priority is to deliver on the earnings commitment we made to our shareholders. We are focused on controlling costs and intend to reach pre-tax earnings of at least 8% of revenues by the fourth quarter of fiscal 2005.

BETTER POSITIONED THAN EVER FOR FUTURE GROWTH

Under the leadership of our Management team, Creo has generated a succession of exceptional innovations that have resulted in dramatic revenue growth over 10 years — from $6 million to $636 million.

Our digital plate strategy represents the culmination of a long-term research and development (“R&D”) effort and is an integral part of our business. The addition of digital plates improves the competitiveness of our complete solutions, allows us to better leverage our global sales channels and support organizations, and enhances the long-term, profitable relationships we have with our customers.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

i

In addition, we expect digital plates to increase the stability of our earnings and revenue as the proportion of recurring business continues to grow. In 2004, Creo’s consumables revenue grew by 62% — with more than half of consumables revenue and all of the growth coming from digital plates — and we expect a further 50% growth in consumables revenue in 2005. By the end of our first year as a digital plate manufacturer, we had built a completely new digital plate business that was generating an annualized revenue run rate of nearly $65 million.

For the last several years, Creo’s equipment and software business has supported Creo’s R&D and the building of the necessary infrastructure to launch the digital plate business. In contrast, Creo’s largest competitors already had considerable consumables revenue that subsidized their equipment and software businesses. Creo’s effective cost structure and industry-leading equipment and software offerings allowed us to remain competitive while we developed and launched the new digital plate product line. Now the competitive playing field has been leveled. With increasing utilization and economies of scale from our growing digital plate business, we expect that our complete solutions, including our industry-leading equipment and software products, will accelerate the creation of value for our shareholders.

PROTECT THE VALUE OF YOUR INVESTMENT AND THE FUTURE OF YOUR COMPANY

Creo’s Board and its Special Committee of independent Directors (the “Special Committee”) believe that Mr. Burton is the wrong person to lead Creo. He has no experience in managing a high-technology developer, manufacturer and distributor of innovative hardware, software, consumables and service solutions. Moreover, he has no experience in managing and guiding an R&D portfolio based on advanced technologies.

In addition, the Board and Special Committee believe that the confrontational management style that Mr. Burton has demonstrated in previous management positions would likely result in an immediate disruption to Creo’s employee relations, and could have a crippling impact on Creo’s ability to retain key personnel throughout the organization. Creo’s employees are essential to the Company’s continued success. Creo depends on an experienced and inspired workforce, including its highly-regarded customer service and sales teams, to ensure that the Company can continue to provide the innovative solutions and technology on which Creo’s reputation as a technology leader has been built.

In correspondence to Creo in August 2004, one of the Dissidents, Goodwood Inc., proposed that Creo reduce its cost structure by approximately $60 million, or $36 million over and above the $24 million of reductions included in the current business plan announced by the Company on October 6, 2004. These additional cuts proposed by Goodwood would be made in a variety of areas, including R&D, general and administrative divisions and direct sales, as well as in manufacturing through outsourcing or the relocation of certain manufacturing operations.

Based on a thorough review, the Board and the Special Committee believe that cost cuts beyond the current optimized levels would materially jeopardize Creo’s short-term revenue and reduce short-term profitability. In the medium- to long-term, such cuts would significantly impair Creo’s competitive advantage. Management estimates that the reduction of an additional $36 million in expenses, in addition to the reductions set out in the Company’s current business plan, would entail an estimated total restructuring charge in excess of $20 million taken over fiscal 2005 and 2006, including cash severance in excess of $15 million. Such radical cuts would cause Creo to reduce its estimated fiscal 2006 pre-tax profit by more than $60 million, excluding the related restructuring and severance charges. In addition, such drastic measures would introduce significant risk to Creo’s ability to manufacture, sell and service its products, and would impair its ability to compete. If such a situation were allowed to develop, Management and the Board believe that Creo’s sales would experience a rapid decline and our competitors would quickly take advantage of the situation and gain market share at the expense of Creo.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

The Board and Special Committee are in the best position to conclude the strategic review that is currently underway, with the goal of maximizing both short-and long-term value for all shareholders. As previously announced, Creo has retained Merrill Lynch as its outside financial advisor to assist the Special Committee in evaluating and assessing a full range of strategic options available to Creo that may enhance value for all of Creo’s shareholders. We expect the results of the evaluation process to be announced prior to the Meeting. Execution of this strategic review process could be at risk if there is a change in Management.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Meeting, we request that you complete, date, sign and return the enclosed BLUE Proxy promptly and discard any materials that you may receive from the Dissidents.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE IN VOTING YOUR BLUE FORM OF PROXY, PLEASE CALL GEORGESON SHAREHOLDER, THE FIRM ASSISTING US IN THE SOLICITATION OF PROXIES, TOLL-FREE AT 1-877-288-9604.

On behalf of your Board of Directors, we thank you for your continued confidence and support.

Sincerely,

Charles Young	Ken Spencer	Amos Michelson
Chair of the Board	Chair of the Special Committee	Chief Executive Officer

THE BOARD RECOMMENDS THAT SHAREHOLDERS

VOTE FOR

CREO’S SLATE OF DIRECTOR NOMINEES

Using the enclosed BLUE FORM OF PROXY (BEARING THE CREO LOGO)

PLEASE DISCARD ANY PROXY YOU MIGHT RECEIVE FROM THE DISSIDENTS.

Non-registered holders who wish to support Creo’s Slate of Director Nominees should carefully follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

VOTE ONLY THE BLUE PROXY.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

Creo Inc. 3700 Gilmore Way Burnaby, British Columbia Canada V5G 4M1	Tel: 604.451.2700 Fax: 604.437.9891 Email: IR@creo.com

Notice of Annual and Special Meeting of Shareholders

Thursday, February 10, 2005

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Creo Inc. (“Creo” or the “Company”) will be held at the Hilton Vancouver Metrotown Hotel, in the Crystal Ballroom, located at 6083 McKay Avenue in Burnaby, British Columbia on Thursday, February 10, 2005, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	to elect the Directors of Creo for the ensuing year;

2.	to receive the consolidated financial statements of Creo for the fiscal year ended September 30, 2004 and the auditors’ report thereon;

3.	to re-appoint KPMG LLP, Chartered Accountants, as Creo’s auditors and to authorize the Directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

This Notice, and the accompanying Management Proxy Circular and BLUE form of proxy bearing the Creo logo (the “BLUE Proxy”) are provided in connection with the Meeting which has been called by the Board in response to a requisition by certain dissident shareholders (the “Dissidents”). All shareholders are cordially invited to attend the Meeting. A holder of common shares of record at the close of business on Friday, December 17, 2004 will be entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to exercise their right to vote by completing, dating and signing the enclosed BLUE Proxy and returning it using one of the methods outlined on the BLUE Proxy. To be effective, all proxies must be delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: PROXY DEPARTMENT, no later than 2:00 p.m. (Vancouver time) on February 8, 2005 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. Completing and sending the BLUE Proxy will cancel any other proxy you may have previously submitted in connection with the Meeting.

Creo’s 2004 Annual Report, including the financial statements for the fiscal year ended September 30, 2004 and report of the auditors, together with the Management Proxy Circular, the BLUE Proxy and the supplemental mailing card accompany this Notice. The Management Proxy Circular forms part of this Notice.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

USE ONLY THE ENCLOSED BLUE PROXY (BEARING THE CREO LOGO) TO VOTE YOUR SHARES
FOR CREO’S SLATE OF DIRECTOR NOMINEES.

Non-registered holders who wish to support Creo’s Slate of Director Nominees should carefully follow the instructions on the form of proxy they receive and contact their Intermediaries promptly if they need assistance.

If you have any questions, or require assistance in voting your BLUE Proxy, please call:
GEORGESON SHAREHOLDER
TOLL FREE — 1-877-288-9604

PLEASE DISCARD ANY PROXY YOU MIGHT RECEIVE FROM THE DISSIDENTS.

VOTE ONLY THE BLUE PROXY.

By Order of the Board of Directors of Creo Inc.

Paul Kacir
Corporate Secretary
Dated at Vancouver, British Columbia, Canada this 28th day of December, 2004.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

v

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

Creo Inc.

3700 Gilmore Way
Burnaby, British Columbia
Canada V5G 4M1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) and the accompanying BLUE form of proxy bearing the Creo logo (the “BLUE Proxy”) are provided in connection with the solicitation of proxies by Management of Creo Inc. (“Creo” or the “Company”) for use at the Annual and Special Meeting of Creo’s shareholders to be held at 2:00 p.m. (Vancouver time) on February 10, 2005, and any adjournment or postponement thereof (the “Meeting”).

Except where otherwise indicated, the information contained in this Circular is given as of December 17, 2004 (the “Record Date”). Except where otherwise indicated, all dollar amounts are expressed in U.S. dollars.

SOLICITATION OF PROXIES

All costs of solicitation of proxies by Management will be borne by Creo. It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone, facsimile or other communication by Directors, officers and employees of the Company without special compensation. Creo has also retained the services of Georgeson Shareholder Communications Canada Inc. as its proxy solicitation firm to assist with the solicitation of proxies on behalf of Management, and to provide other services relating to the Meeting. The total cost of all these services is estimated at between $75,000 and $250,000.

BACKGROUND TO REQUISITIONED MEETING

On July 19, 2004, Creo received a letter from Goodwood Inc. (“Goodwood”), a Canadian institutional investment manager then holding approximately 3.1% of the Company’s common shares, in which it raised concerns about Creo’s financial performance and direction. This was followed by a similar letter addressed to the Creo board of directors (the “Board”), dated August 10, 2004. Creo’s Management and Board responded promptly after receiving each of these letters from Goodwood, acknowledging their comments. In both instances, Creo Management and / or Directors met with representatives of Goodwood to discuss Goodwood’s proposed measures, which centered primarily on instituting significant cost reductions. Creo representatives explained that the radical cost-cutting measures suggested by Goodwood were ill-conceived and would likely reduce the Company’s short- and long-term profitability, thereby actually harming shareholder value.

On September 15, 2004, Goodwood sent a third letter to Creo following the publication of an article in the September 7, 2004 edition of The Globe and Mail newspaper regarding Creo’s cost-cutting review and restructuring plan, in which Goodwood reiterated, among other things, that Creo’s current costs needed to be significantly reduced. Creo acknowledged Goodwood’s comments in a reply letter dated September 24, 2004, in which Management noted that “the real test will come in the form of improved financial performance, on which the Board is clearly focused.”

Following a comprehensive review of Creo’s business plan by the Board, the Company announced a new business plan, including a broad-based cost-reduction program, on October 6, 2004 (the “Current Business Plan”). In contrast to the ill-conceived cost-cutting measures proposed by Goodwood, the Current Business Plan applies rational and deliberate measures to maximize short-term and long-term profitability for the Company. The Current Business Plan includes the elimination of over 200 positions globally, or 5% of Creo’s

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

total workforce (including 8% of research and development (“R&D”) personnel), with a further displacement of 1% of all roles to lower cost jurisdictions, and targets an annualized reduction in operating expenses and cost of sales of approximately $24 million by the third quarter of fiscal 2005. As announced, the Current Business Plan is expected to allow Creo to deliver pre-tax earnings of at least 8% of revenues by the fourth quarter of fiscal 2005.

On October 12, 2004, a small group of dissident shareholders, led by Goodwood and Burton Capital Management, LLC (collectively, the “Dissidents”), who at that time held approximately 5.96% of the Company’s outstanding common shares, filed a Schedule 13D with the U.S. Securities and Exchange Commission. The filing disclosed (among other things) the Dissidents’ intention to commence a public proxy contest for the removal of the Board and the dismissal of Creo’s Chief Executive Officer, whom they proposed to replace with Robert G. Burton, Sr., the sole managing partner of Burton Capital Management, LLC, as Chief Executive Officer and Chairman of the Board.

On October 15, 2004, Creo issued a press release announcing that the Board had established, in July 2004, a Special Committee of its independent Directors to review the Company’s available strategic alternatives, with the objective of enhancing shareholder value, and that the Company had engaged Merrill Lynch as its independent financial advisor to assist the Special Committee with this strategic review. The Special Committee was established as a direct result of the Board’s desire to enhance shareholder value and in response to the interest expressed by a number of industry participants in the spring of 2004 in exploring new strategic relationships involving all or part of the Company’s business. After the Schedule 13D filing by the Dissidents, Creo’s Board chose to announce this development publicly to allow the Company to speak openly about all of the activities underway to enhance shareholder value.

The Directors constituting the Special Committee are independent of Management in that they are free from any interest and any business or other relationship with Creo which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company. The original mandate of the Special Committee was to conduct a review of strategic alternatives available to the Company, and was expanded in October 2004 to include (among other things) advising and directing Management as to the appropriate responses to the Dissidents.

On October 20, 2004, a requisition letter from the Dissidents (the “Requisition”) was delivered to the Company. The Requisition requested that a meeting of Creo’s shareholders be held as soon as possible to allow shareholders to consider two primary matters of business — the removal of each of the current Directors of the Company and the election of Directors nominated by the Dissidents to fill the vacancies created by such removal.

On November 8, 2004, the Board responded to the Requisition with the announcement that it had called the requisitioned meeting for February 10, 2005. The Board confirmed that it had selected February 10, 2005 as the date of the Meeting to give Creo’s shareholders adequate time before the Meeting to consider the outcome of the Special Committee’s evaluation of strategic alternatives and to consider the Company’s financial results for the fiscal year ended September 30, 2004 and the quarter ended December 31, 2004.

On November 29, 2004, the Company sent the Dissidents’ legal counsel a request for the names and other particulars of the Dissidents’ director nominees for the purpose of including that information in this Circular. On December 13, 2004, counsel to the Dissidents informed the Company in writing that they would not be providing the names of the Dissidents’ director nominees and noted:

“We do not believe that disclosure of the identities and background of the Dissident Nominees is necessary for a proper discussion of the appropriate item of business in the corporation’s management information circular in connection with the Meeting.”

Accordingly, only the names of Creo’s slate of Director nominees are set out at Schedule A.

See “Particulars of Matters To Be Acted On” for further details on Creo’s Current Business Plan and the Dissidents’ intentions.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

Registered Holders

The persons named in the BLUE Proxy are Amos Michelson, Creo’s Chief Executive Officer, and Mark Dance, Creo’s Chief Financial Officer and Chief Operating Officer. A shareholder has the right to appoint a person or company to represent the shareholder at the Meeting other than the persons named in the BLUE Proxy. A shareholder who wishes to appoint some other person or company to represent the shareholder at the Meeting may do so by striking out the names of the persons specified in the BLUE Proxy and inserting the name of the person or company to be appointed in the blank space provided and signing the BLUE Proxy. In order to be valid, all proxies must be delivered to the Company’s Transfer Agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, ATTENTION: PROXY DEPARTMENT, no later than 2:00 p.m. (Vancouver time) on February 8, 2005 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting.

The giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting. A proxy is revocable. A shareholder who has executed a form of proxy, or his or her attorney authorized in writing, may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the Company’s registered office, located at Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, but prior to the use of the proxy at the Meeting or any adjournment or postponement thereof.

Non-Registered (Beneficial) Holders

Only registered holders of common shares of the Company, or the persons they appoint as their proxyholders, are customarily permitted to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (“Depository”), such as The Canadian Depository for Securities Limited, in which the Intermediary is a participant.

In accordance with the requirements of Canadian securities laws, the Company has distributed copies of the Notice of Meeting, the Circular, the BLUE Proxy and the 2004 Annual Report (collectively, the “meeting materials”) to Depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)	be given a proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

(b)	more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone and internet with the use of a control number provided on the voting instruction form).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the BLUE Proxy and insert the name of the Non-Registered Holder (or such other person voting on behalf of the Non-Registered Holder) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including instructions regarding when and where the BLUE Proxy (or voting instruction form) is to be delivered.

A Non-Registered Holder may revoke a proxy or voting instruction form which has been given to an Intermediary by written notice to the Intermediary. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

Voting and Exercise of Discretion by Proxies

The securities represented by all properly executed proxies, not previously revoked, will be voted or withheld from voting at the Meeting, in accordance with the instructions contained in the proxy, on any ballot that may be called for. If a shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Forms of BLUE Proxy containing no instructions regarding the matters specified therein will be voted in favour of all matters.

As of the date of this Circular, Management knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each representative named in the BLUE Proxy intends to vote in accordance with the representative’s best judgment. The BLUE Proxy also confers discretionary authority in respect of amendments to or variations in all matters that may properly come before the Meeting.

Voting Securities and Principal Holders Thereof

The Board has set December 17, 2004 as the Record Date for determining which shareholders will be entitled to receive notice of and to vote at the Meeting. As of the Record Date, the Company had outstanding 56,570,454 common shares (the “Shares”), each carrying one vote.

In accordance with the provisions of the Canada Business Corporations Act, the Company has prepared a list of registered holders of Shares as at the close of business on the Record Date. Each holder of Shares named in the list will be entitled to vote at the Meeting the Shares shown opposite the shareholder’s name on such list.

To the knowledge of the Directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities of any class carrying more than 10% of the voting rights attached to the outstanding voting securities of such class as of the Record Date.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements concerning the business, operations and financial performance and conditions of Creo.

When used in this Circular, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on Creo’s current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. Creo is under no obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

USE ONLY THE ENCLOSED BLUE PROXY (BEARING THE CREO LOGO) TO VOTE
YOUR SHARES FOR CREO’S SLATE OF DIRECTOR NOMINEES.

Non-registered holders who wish to support Creo’s Slate of Director Nominees should carefully follow the instructions on the form of proxy they receive and contact their Intermediaries promptly if they need assistance.

If you have any questions, or require assistance in voting your BLUE Proxy, please call:
GEORGESON SHAREHOLDER
TOLL FREE — 1-877-288-9604

PLEASE DISCARD ANY PROXY YOU MIGHT RECEIVE FROM THE DISSIDENTS.

VOTE ONLY THE BLUE PROXY.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

PARTICULARS OF MATTERS TO BE ACTED ON

The Meeting is an annual meeting of shareholders and has also been called in response to the Requisition received from the Dissidents. The principal matter of business contained in the Requisition is a resolution to appoint an alternative slate of directors proposed by the Dissidents.

In the Requisition, the Dissidents also requested an agenda item for the Meeting consisting of the consideration of a resolution to remove the current Directors of the Company. Pursuant to the provisions of the Canada Business Corporations Act, directors of a company hold office for a term expiring on the close of business of the company’s next annual meeting of shareholders. Accordingly, while the requested resolution to remove the current Directors may have been appropriate if the Meeting were solely a requisitioned meeting and not also an annual meeting of shareholders, in these circumstances, the Board determined that it was not necessary to include this resolution as an agenda item.

Item 1 — Election of Directors

The resolution to elect a new Board is reproduced as Schedule A to this Circular. Since the Dissidents have not provided the names of their proposed Director nominees, only the names of Creo’s slate of Director nominees are set out in this Circular and Schedule A.

The Company’s current Board of Directors consists of 10 Directors. In accordance with Creo’s articles of incorporation and the provisions of the Canada Business Corporations Act, the Directors are authorized from time to time to fix the number of Directors to be elected at an annual meeting of shareholders between a minimum of three and a maximum of 12 persons, without the prior consent of the shareholders. As such, the Board has set the number of Directors to be elected at the Meeting at 10 Directors. Directors elected at the Meeting will serve as Directors of Creo until the close of business of the next annual meeting or until their respective successors are elected or appointed, unless such office is earlier vacated in accordance with Creo’s by-laws or the provisions of the Canada Business Corporations Act.

Creo’s Compensation, Nominating and Corporate Governance Committee (the “CNG Committee”) reviews annually the qualifications of persons proposed for election to the Board and submits its recommendations to the current Directors for consideration. The CNG Committee is composed entirely of Directors who are independent of Management and the Company. Each of Creo’s proposed director nominees has established his or her eligibility and willingness to serve as a Director if elected and Creo does not contemplate that any of these nominees will be unable to serve as a Director. However, if for any reason any of Creo’s proposed Director nominees do not stand for election or are unable to serve as such, Creo reserves the right to nominate substitute nominees, and proxies in favour of Creo proxyholders will be voted for such other nominees in the discretion of such proxyholders, unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of Directors.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

SUMMARY OF REASONS TO SUPPORT CREO’S SLATE OF DIRECTOR NOMINEES

The Board believes the Dissidents’ proxy solicitation proposes to hand control of the Company to a group with an ill-conceived and high-risk approach that will jeopardize the future of the Company, without offering any compensation to shareholders.

The reasons for the Board’s recommendation to VOTE FOR Creo’s slate of Director nominees are summarized as follows:

Creo is Currently on the Optimal Path to Enhance Shareholder Value

•	Creo’s existing Board and Management have created a company recognized as a world leader in its business, whose revenues have increased dramatically from $6 million to $636 million in 10 years. As part of their plan to enhance shareholder value, the Board and Management have undertaken a significant strategic initiative to enter the digital printing plate business, which reinforces the Company’s strong market position as an equipment, software and service provider.

•	The Company has steadily improved its annual operating results since 2001, despite a prolonged downturn in the printing industry from 2001 – 2003 (which has had a particularly strong impact on equipment suppliers), and has successfully integrated significant strategic acquisitions. Creo is successfully implementing the Current Business Plan, which is expected to achieve annual cost savings of $24 million and deliver pre-tax earnings of at least 8% of revenue by the fourth quarter of fiscal 2005.

•	The Board has established a Special Committee and engaged external financial advisors to review strategic alternatives as part of its consideration of all methods of enhancing shareholder value.

•	The Company’s success to date has been built on:

•	its R&D effort, which has generated innovative and successful products;

•	its skilled and motivated employees, who have developed Creo’s highly regarded products and provided industry-leading sales and product support services; and

•	its strong relationships with customers, who are supportive and loyal to the Company and its innovative technology and products.

•	The Company’s future is dependent on maintaining its strong industry position and the continuation of its successful expansion into the digital plate business, which the Company has already built into a competitive business and which is expected to make a significant contribution to Creo’s financial results. At this time, Creo is at an inflection point as it implements its digital plate strategy. Any drastic changes to the Current Business Plan could seriously impair Creo’s ability to achieve its anticipated results.

•	In correspondence to the Company in August 2004, one of the Dissidents proposed that Creo reduce its cost structure by $60 million, or approximately $36 million over and above the $24 million of reductions included in the Current Business Plan. These additional cuts were proposed in a variety of areas, including R&D, general and administrative divisions and direct sales, as well as in manufacturing through outsourcing or the relocation of certain manufacturing operations.

Based on a thorough review, the Board and the Special Committee believe that cost cuts beyond the current optimized levels would materially jeopardize the Company’s short-term revenue and reduce short-term profitability. In the medium- to long-term, such cuts would significantly impair the Company’s competitive advantage. Management estimates that the reduction of an additional $36 million in expenses, in addition to the reductions set out in the Current Business Plan, would entail an estimated total restructuring charge in excess of $20 million taken over fiscal 2005 and 2006, including cash severance in excess of $15 million.

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Such radical cuts would cause the Company to reduce its estimated fiscal 2006 pre-tax profit by more than $60 million, excluding the related restructuring and severance charges. In addition, such drastic measures would introduce significant risk to the Company’s ability to manufacture, sell and service its products, and would impair its ability to compete. If such a situation were allowed to develop, Management and the Board believe that the Company’s sales would experience a rapid decline and its competitors would quickly take advantage of the situation and gain market share at the expense of Creo.

The Board Believes the Dissidents’ Proposal Puts Creo Shareholder Value at Risk

•	In correspondence to the Company in July and August 2004, one of the Dissidents proposed a radical reduction in Creo’s cost base aimed at the Company’s R&D program and general employee reductions — both critical sources of value creation for shareholders.

•	The Dissidents’ call for radical cuts reflects a lack of understanding of the competitive and innovation driven business that Creo is in, and that the Company is at a critical point in its business plan as it implements its digital plate strategy.

•	Creo’s customers would not remain loyal to the Company and its products if they believe there is a risk of reduced innovation and service at Creo, which is likely to occur if the Dissidents’ cost-cutting proposals are implemented.

•	Creo’s highly skilled sales force relies on the express commitment of the Company to deliver future innovations and support to current and prospective customers. If this commitment is jeopardized by ill-conceived, short-sighted cost-cutting, there is a heightened risk that Creo’s key employees, including its highly mobile sales professionals, would seek other employment. Such departures could have an immediate negative effect on revenues and profitability.

The Dissidents’ Proposed CEO Lacks Experience That Is Essential to Lead Creo Effectively

•	Mr. Burton has no experience in managing a high-technology developer, manufacturer and distributor of innovative hardware, software, consumables and service solutions. Moreover, he has no experience in managing and guiding a complex and multi-faceted R&D program.

The Dissidents Propose a Change of Control of Creo That Would Create Risk Without Compensation to Shareholders

•	Despite creating a significant strategic risk for Creo and its shareholders through the potential damage to the Company’s relationships with key customers, employees and other groups, the Dissidents are not offering Creo shareholders any compensation in exchange for such risk.

•	While acknowledging that Creo is a “high quality” company, the Dissidents have not provided a sound plan for their proposed management of Creo, and have declined to participate in the Special Committee’s strategic review process.

THE BOARD RECOMMENDS THAT SHAREHOLDERS

VOTE FOR

CREO’S SLATE OF DIRECTOR NOMINEES

Using the enclosed BLUE FORM OF PROXY (BEARING THE CREO LOGO)

PLEASE DISCARD ANY PROXY YOU MIGHT RECEIVE FROM THE DISSIDENTS.

Non-registered holders who wish to support Creo’s Slate of Director Nominees should carefully follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

VOTE ONLY THE BLUE PROXY.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

DETAILED DISCUSSION OF REASONS TO SUPPORT
CREO’S SLATE OF DIRECTOR NOMINEES

The reasons for the Board’s recommendation are discussed in greater detail below.

Creo is Currently on the Optimal Path to Enhance Shareholder Value

The Board believes that Creo’s Current Business Plan will maximize shareholder value by taking advantage of Creo’s industry-leading products and services and exploiting its growing digital plate business.

A World-Class Market Leader:

The Board and Management, together with Creo employees, have built a world-class leader in prepress solutions. The Company’s products and services — recognized as some of the best in the industry — are the engine that creates value for shareholders every day. This fact has been acknowledged publicly by one of the Dissidents, the Goodwood Fund, in communications to its unitholders.

Excerpt from July 5, 2004 letter from the Goodwood Fund to its unitholders:

“Creo Inc. (“Creo”) has become our largest holding due to a number of factors: the high quality of the business (the world’s leading supplier of prepress systems to the printing industry), significant insider ownership (including a recent round of meaningful buying by senior management), the clean balance sheet featuring US$1.27 of cash per share (net of debt, versus a US$8.78 current share price) and an inordinately inexpensive valuation (trading a little above tangible book value per share and for an “enterprise value”/sales ratio of just 0.6X).

Our confidence in Creo was bolstered by the three days we spent in Germany at the world’s largest printing industry trade show known as “Drupa” - a colossal event both in terms of scale and information. As it takes place only once every four years, the industry turnout rate is very high. This year’s show featured 1,862 exhibitors and an estimated 394,000 visitors. Most importantly, Drupa offered us a chance to see Creo and its products stacked up side-by-side against its major competitors, to evaluate the latest trends and to gauge customer interest in various product lines. As well, unlike most trade shows, real business gets transacted at Drupa.

We were not disappointed in what we saw and how Creo fits into this competitive industry. Clearly, Creo is a well-respected leader in prepress systems with high quality, advanced products that are very compelling. This position was reinforced through our discussions with many trade show participants...” [emphasis added]

While the Dissidents acknowledge and praise the Company’s achievements and successes to date, which are directly attributable to the abilities and actions of Management and the Board, they are simultaneously attempting to take control of the Company through a direct attack on the abilities and effectiveness of the same Management and Board. The Dissidents are not offering Creo shareholders any compensation for such control. Similarly, while praising the Company’s advanced products and relationships with its customers, the Dissidents’ proposed radical cost cuts would likely impair Creo’s ability to continue to develop leading products and to serve its customers effectively.

Strengthening Strategic Position:

Creo has evolved significantly since it entered the graphic arts industry in the mid-1990’s and has built a strong product portfolio, with loyal customers, experienced and innovative employees and a solid balance sheet. Under the leadership of the current Management team, Creo’s R&D programs have generated a series of exceptional innovations that have enabled the Company to grow its revenues from $6 million to $636 million in 10 years. The Board and the Special Committee expect that Creo’s innovation will continue to drive profitability and value creation in the years to come. After a year of rolling out its digital plate strategy, Creo is at an inflection point as it focuses on transforming into a full solution provider for its customers.

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Improved Results:

Creo has steadily improved its annual operating results since 2001, despite a prolonged downturn in the printing industry from 2001-2003. During this period, Creo successfully consolidated the businesses acquired from Scitex Corporation in 2000, renewed its existing product lines, and built a new digital plate business. The Board believes the Current Business Plan, which includes annual cost savings of $24 million and the continued execution of the digital plate strategy, is the optimal approach to achieving sustainable growth objectives and enhancing shareholder value. The Current Business Plan sets a target of pre-tax earnings of at least 8% of revenue by the fourth quarter of fiscal 2005.

Strategic Review:

The Board and the Special Committee have undertaken a comprehensive evaluation of the Current Business Plan, and strongly believe that Creo is on the right track to maximize short- and long-term profitability. The Board and the Special Committee believe that the rational and deliberate measures set forth in the Current Business Plan, together with the continuing operational improvement in the plate business, will help offset gross margin pressures and drive increased earnings through fiscal 2005.

Digital Plate Strategy — The Key to Profitable Growth:

Several years ago, Creo determined that it needed to become a full systems vendor by selling digital plates in addition to equipment, software, services and proofing consumables. This initiative was considered necessary in order for Creo to remain competitive and profitable in a business where Creo’s largest competitors generate profits from consumables sales while subsidizing equipment sales. In September 2003, the Company launched its first digital plate, a milestone that represents the culmination of several years of innovative R&D. Creo has made remarkable progress in this strategy in its first year of execution and this early success has already enhanced the Company’s competitive position.

•	After only one year, Creo has a broad and highly competitive portfolio with some of the best plates in the industry and more products in the pipeline. These plates include technologies for commercial printers and the newspaper, commercial and packaging markets.

•	Creo-branded plates are now used in commercial, newspaper and packaging printing operations in nearly every region of the world. Creo finished fiscal 2004 with approximately 8% of all Creo computer-to-plate customers, including approximately one-third of recent customers, using Creo plates.

•	Creo has grown to be the world’s fourth-largest digital plate vendor in just one year. Creo currently has approximately 18 million square meters (or 200 million square feet) of wholly-owned plate-manufacturing capacity, as well as contracted capacity, around the world.

•	Creo has adapted its global supply and support network for its increasing consumables business. In fiscal 2004, the Company acquired two manufacturing facilities — one in South Africa and the other in West Virginia — for an aggregate acquisition cost of $26.7 million, net of working capital. As well, Creo has contracted for capacity in other regions, including a partnership with Sichuan Juguang Printing Apparatus Co. Ltd. to reach the important and growing market in China.

•	Creo achieved its goal to grow total revenue by 10% in fiscal 2004 and exceeded its plan to increase consumables revenue by 50%. In fact, consumables revenue grew by 62.3% during fiscal 2004. In 2003 consumables revenue was $47.3 million and was comprised primarily of ink and paper for proofing devices. Plates composed more than half of the $76.8 million in consumables revenue in fiscal 2004, and constitute the Company’s largest growth area, growing from its inception to an annualized revenue run rate of $65 million by the end of the 2004 fiscal year.

•	For the last several years, Creo’s equipment and software business has supported Creo’s R&D and the building of the necessary infrastructure to launch the digital plate business. In contrast, Creo’s largest

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competitors already had considerable consumables revenue that subsidized their equipment and software. Creo’s effective cost structure and industry-leading equipment and software offerings allowed the Company to remain competitive while it developed and launched the new digital plate product line. Now the competitive playing field has been leveled. With increasing utilization and economies of scale from its growing digital plate business, the Company expects to be able to accelerate the creation of value for its shareholders.

In fiscal 2005, the Company intends to further improve its competitive capability to offer complete solutions to its customers by continuing to build a strong digital plate business. Creo expects that a strong digital plate business will increase the competitiveness of the Company’s complete solutions and leverage its sales channels and support organizations around the world. Creo also expects its success in the digital plate market will increase the stability of its earnings and revenue, as the proportion of recurring business increases, and will enhance the long-term, profitable relationships it enjoys with its customers.

R&D — The Competitive Advantage:

R&D as a Value Driver:

The Board and the Special Committee believe that the Company’s research and development programs have been the key to its success and, in a highly dynamic business, are integral to the Company’s continued growth in profitability.

Much of Creo’s value comes from its history of sustained innovation, which has reshaped the printing industry and created a long-term competitive advantage for the Company. Creo has a strong reputation among its customers, who look to the Company for innovative products and high value-added prepress solutions that can be easily upgraded with new and improved components. Customers also depend on Creo’s reliable and knowledgeable after-sales support services.

As the printing business continues to evolve, the primary way for Creo to maintain its competitive advantage is to find smart new solutions and to continue defining the future of the industry by developing innovative, ground-breaking products. If Creo’s customers believe that Creo may not be in a position to make future product upgrades available, they will be reluctant to make significant capital investments in Creo’s current products. Without the support of continued product development, there is a high risk that Creo’s best sales people will move to its competitors. If such a situation were allowed to develop, Creo’s sales would experience a rapid decline and its competitors would quickly take advantage of the situation and gain market share.

The Company Continues to Carefully Manage its R&D:

R&D expenditures enable the Company to reduce manufacturing and service costs, which in turn allow Creo to be competitive as a low-cost producer. Nevertheless, Creo’s Current Business Plan provides for a reduction in R&D expenditures that Management and the Board believe can be achieved without jeopardizing the Company’s future results. Overall, the Company expects to see net R&D expenses decrease from over 13% of revenue in 2004 to below 12% of revenue in 2005, and decline further to approximately 9% of revenue over the next two years as its relative spending on consumables research and development falls in line with industry norms.

Radical and ill-conceived cuts to Creo’s R&D programs as proposed by the Dissidents and implemented by a new management team that lacks an understanding of the Company’s technologies and products and any relevant experience in Creo’s business are likely to have a serious negative impact on the future viability of the Company.

In correspondence to the Company in August 2004, one of the Dissidents proposed that Creo reduce its cost structure by approximately $60 million, or $36 million over and above the $24 million of reductions included in the Current Business Plan. These additional cuts proposed by one of the Dissidents were to be

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

made in a variety of areas, including R&D, general and administrative divisions and direct sales, as well as in manufacturing through outsourcing or the relocation of certain manufacturing operations.

Based on a thorough review, the Board and the Special Committee believe that cost cuts beyond the current optimized levels would materially jeopardize the Company’s short-term revenue and reduce short-term profitability. In the medium- to long-term, such cuts would significantly impair the Company’s competitive advantage. Management estimates that the reduction of an additional $36 million in expenses, in addition to the reductions set out in the Current Business Plan, would entail an estimated total restructuring charge in excess of $20 million taken over fiscal 2005 and 2006, including cash severance in excess of $15 million. Such radical cuts would cause the Company to reduce its estimated fiscal 2006 pre-tax profit by more than $60 million, excluding the related restructuring and severance charges. In addition, such drastic measures would introduce significant risk to the Company’s ability to manufacture, sell and service its products, and would impair its ability to compete. If such a situation were allowed to develop, Management and the Board believe that the Company’s sales would experience a rapid decline and its competitors would quickly take advantage of the situation and gain market share at the expense of Creo.

Customers Demand a Focus on R&D:

A commitment to quality and future R&D is a critical consideration when Creo’s customers evaluate its solutions for their needs in comparison to those of the Company’s competitors. An inability to deliver on that promise, or a threat to that promise, would likely have a negative impact on current sales of Creo’s products and services. Many of Creo’s customers have indicated they are extremely concerned about the potential disruption to the Company’s current operations and its ability to deliver world-class products now and into the future if the Dissidents were to succeed in their attempt to take control of the Company and implement their cost-cutting proposals.

The following customer quotes were cited in an article that appeared on WhatTheyThink.com, entitled “Who is Amos Michelson and what has he done for Creo?”, dated December 14, 2004:

George Kallas, President / Founder of Metropolitan Fine Printers, is quoted as saying: “As a long time customer, I can attest that the Creo team is among the most professional group I’ve worked with. Their customer service is second-to-none and their commitment to excellence is unparalleled. As a Creo shareholder, I am confident that Michelson and the current board will continue to do whatever is necessary to execute on their strategy and to drive the company’s profitability, without sacrificing its creative edge and stellar service record.”

Chris Illa, Operations Manager at Japs-Olson, is quoted as saying: “I have worked with Amos and Creo since 1996, and I appreciate the company’s open door culture that gives customers like Japs-Olson access to programmers and program managers. However I’m troubled a bit by the proxy battle. ...I’m concerned about the direction the company may take if the Burton Management Group takes over control of Creo, especially from an R&D perspective.”

Employees are the Company’s Key Asset:

Creo’s employees are essential to the Company’s continued success. Creo depends on an experienced and inspired workforce, including its highly-regarded customer service and sales teams, to ensure that the Company can continue to provide the innovative solutions and technology on which Creo has built its reputation.

Creo’s Management team has created a Company that has attracted some of the most talented individuals in the industry. These employees are the creative driving force behind the innovations that give Creo its competitive edge. The culture of Creo promotes dedication and initiative and inspires a sense of belonging and motivation in employees to achieve their potential. If the Dissidents were to succeed in taking over Creo, there is a heightened risk that Creo’s most talented and key employees would leave the Company. In particular, Creo’s Chief Technology Officer, Dan Gelbart, has indicated that he would leave the Company. Mr. Gelbart has been integral to Creo’s success — he is the co-founder of the Company and the principal inventor of the

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

Company’s core imaging technology. He has been awarded 84 patents, including 71 patents in the U.S. alone. Moreover, the potential departure of other senior management employees, key R&D staff and members of the Company’s essential sales force could materially impair Creo’s sales and operations.

Creo’s Board has Demonstrated its Commitment to Sound Governance Practices and Maximizing Shareholder Value

Creo has a committed and independent Board of Directors that derives its strength from the background, diversity, skills and experience of its members. Directors are selected for qualities such as solid business judgment; integrity; business, financial or professional expertise; international experience; and familiarity with technology industries.

The existing Creo Board includes individuals with current and proven senior experience in high-technology companies, financial, legal and corporate governance expertise, and current and former executives and Directors of public companies, such as Microsoft Corporation, Visio Corp., Citigroup Global Markets, Pivotal Corporation, Pitney Bowes Inc. and Sun Microsystems. As of the Record Date, the Directors and senior executive officers of the Company held an aggregate of 5,660,868 Shares, with an aggregate market value of $80,554,151.

Eight out of 10 Creo Directors are independent and unrelated to the Company and its affiliates.

To ensure that the Board operates in a manner that is independent of Management:

•	The Board is composed of a majority of independent Directors;

•	An independent Director, Mr. Charles Young, acts as Chair of the Board;

•	The roles of Chair and Chief Executive Officer are separate;

•	All Board committees consist solely of independent Directors and have access to the resources required to operate independently of Management; and

•	The independent Directors regularly meet separately from Management Directors.

Burton is the Wrong Person to Lead Creo

In the judgment of the Board, the Dissidents’ proposed Chief Executive Officer and Chairman of the Board, Mr. Burton, is the wrong person to lead Creo for the following reasons.

Lack of Relevant Experience:

•	Mr. Burton has no experience in managing a high-technology developer, manufacturer and distributor of innovative hardware, software, consumables and service solutions. Moreover, he has no experience in managing and guiding an R&D portfolio based on advanced technologies. Mr. Burton’s experience is primarily in companies that put “ink-to-paper” in capital intensive manufacturing operations. The production of high-volume printing is generally based on multi-year contracts with a relatively small number of customers.

•	By contrast, Creo’s rapidly evolving business is based on the sale of high-technology equipment and sophisticated software, and the provision of highly responsive service to a large number of customers in all regions of the world. A large percentage of Creo’s revenue is booked and taken into revenue in the same quarter. In the Board’s opinion, Mr. Burton’s experience is wholly inadequate for managing the Company’s business.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

Ill-Suited Management Style:

•	Mr. Burton has a demonstrated history of sharply reducing workforces and employing confrontational management techniques. The following quote appeared in the Knight Ridder/Tribune Business News on October 22, 2001 with reference to the period of time that Mr. Burton was CEO of Walter Industries:

“Before I got here, there was a bunker mentality,” Don DeFosset [the CEO of Walter Industries who replaced Mr. Burton] said. “People were afraid to say anything. People were afraid to do anything outside the narrow constraint of their job. The management style was threatening and intimidating.”

•	The Board believes that this approach would be particularly harmful if applied to Creo, which has developed a work environment designed to appeal to the highly educated and creative employees who are integral to Creo’s continued success. Management of a company like Creo, whose most important assets are the employees that go home every night, is fundamentally different than a company whose main assets are bolted to the floor.

Past Performance as an Operator and Compensation History:

Over the past 13 years, Mr. Burton has managed or participated in the management of three companies, World Color Press, Inc. (now part of Quebecor World (USA) Inc.), Walter Industries, Inc. and Moore Corporation (now part of R.R. Donnelley & Sons Company). His performance at each of these companies has raised issues and concerns for the Board.

•	In April 2000, Mr. Burton was named CEO of Walter Industries, a Tampa-based conglomerate known primarily for its home-building and financial services subsidiaries. Mr. Burton replaced many of Walter Industries’ executives with his own management team and announced a plan to turn the company around by cutting $25 million in annual expenses. Mr. Burton’s plan included firing 5% of the workforce and slashing the company’s portfolio of subsidiaries. Just 14 weeks after becoming CEO, Mr. Burton resigned amidst reports of plummeting employee morale. The price of Walter Industries’ publicly traded stock is currently trading 194% higher than it was when Mr. Burton departed from that company.

•	In December 2000, Mr. Burton was appointed Chairman and CEO of Moore Corporation. He moved the company’s headquarters from Toronto and Chicago to offices near his home in Stamford, Connecticut. After two years as CEO, Mr. Burton resigned in December 2002 and 51/2 months later, Moore Corporation merged with Wallace Computer Services Inc. to form Moore Wallace Incorporated. During 2002, approximately 72% of Moore Corporation’s reported profits resulted from adjustments that were made to the valuation allowance for income tax assets. In 2001, Moore Corporation increased its valuation allowance by $102.7 million, contributing to a net loss of $373.4 million in accordance with generally accepted accounting principles (“GAAP”). In 2002, the company reversed $52.8 million of that increase, which helped boost GAAP profits to $73.3 million.

•	As set out in the table below, Mr. Burton has been highly compensated for his services, even when his employment has only lasted for a number of weeks.

	Compensation in final year	Duration of service
World Color	$27,196,483 (2000)[1]	9 years
Moore Corporation	$12,339,266 (2002)[2]	2 years
Walter Industries	$2,446,972 (2000)[3]	14 weeks

[1]	$744,231 in salary, $2,250,000 in bonuses and $24,202,252 in all other compensation per Form 10-K of World Color for fiscal year ended December 31, 1999.

[2]	$942,564 in salary, $3,025,000 in bonuses and $8,294,679 in other annual compensation and $77,023 in other compensation per Schedule 14A, Information Proxy of Moore Corporation dated March 1, 2003.

[3]	$93,750 in salary and lump-sum payout of $2,353,222 pay per Schedule 14A, Information Proxy of Walter Industries dated September 11, 2000.

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•	In addition to the $2.4 million in compensation received by Mr. Burton, four members of his management team also left Walter Industries shortly after his August 2000 resignation, and Walter Industries paid more than $5.3 million in connection with their departures.

The Current Management and Board are in the Best Position to Continue to Execute on the Strategic Process

The Special Committee, with the assistance of the Company’s financial advisor, Merrill Lynch, is continuing its review of the full range of strategic alternatives available to the Company. This review is intended to ensure that the Directors have identified the best way to enhance shareholder value.

Current Management and the Board have the best understanding of the Company, the competitive environment in which it operates and its current and potential strategic partners. Accordingly, current Management and the Board are in the best position to conclude the strategic review process with a view to maximizing shareholder value. Execution of the strategic process could be at risk if there is a change in Management.

The Dissidents Propose to Take Control of the Company While Offering No Compensation to Shareholders for this Risk

The Dissidents are attempting to take control of the Company by persuading shareholders to elect the Dissidents’ slate of Directors who would replace current Management. This change represents enormous risks to the Company and its short and long-term financial performance, and therefore to Creo shareholders — yet the Dissidents are not offering any risk premium or compensation to existing shareholders in return for gaining control over management of the Company. The Dissidents, through Mr. Burton, had an opportunity to participate in the strategic review process, but declined to do so.

Excerpt from July 5, 2004 letter from the Goodwood Fund
(one of the Dissidents) to its unit holders:

“In summary, Creo is a medium-sized company in an industry populated by behemoths — Agfa, Fuji, Hewlett-Packard, Xerox and Kodak. Creo possesses great technology, a blue chip customer list, leading market share and a strong brand name; which suggests to us that the company may one day become a takeover target. Given how cheaply the stock is being valued by the market, the ongoing turnaround in earnings, the absence of a controlling shareholder and an industry moving towards consolidation; we would not be surprised to see this happen sooner rather than later.” [emphasis added]

For these reasons, the Board strongly recommends that shareholders vote for Creo’s slate of Director nominees and discard any proxies that may be sent by the Dissidents.

THE BOARD RECOMMENDS THAT SHAREHOLDERS

VOTE FOR

CREO’S SLATE OF DIRECTOR NOMINEES

Using the enclosed BLUE FORM OF PROXY (BEARING THE CREO LOGO)

PLEASE DISCARD ANY PROXY YOU MAY RECEIVE FROM THE DISSIDENTS.

Non-registered holders who wish to support Creo’s Slate of Director Nominees should carefully follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

VOTE ONLY THE BLUE PROXY.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR BLUE PROXY TODAY.

CREO’S SLATE OF DIRECTOR NOMINEES

At the Meeting, it is proposed that 10 Directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of the election of Creo’s slate of Director nominees set forth below.

The following sets out the names of all persons proposed by Creo for election as Directors; the date on which each such nominee first became a Director of Creo; all positions, Committees and offices with Creo held by each such nominee; the principal occupation and a brief biography of each nominee; the number of securities of Creo beneficially owned, directly or indirectly, by each nominee; and each respective nominee’s place of residence.

The term of office of each currently serving Director will expire at the conclusion of the Meeting.

Douglas A. Brengel

Director since:	2000

Committee membership[1]:	Audit Committee (Chair) and Special Committee

Principal occupation:	Senior Managing Director, West Coast Technology Group, Citigroup Global Markets Inc.

Biography:	Mr. Brengel joined Salomon Brothers’ Chicago office in 1977, and was named a Managing Director in 1987, and relocated to Los Angeles in July of 1987. Mr. Brengel specializes in investment banking to the semiconductor, information storage and data processing equipment sectors of the technology market. His activities on behalf of his clients are focused on capital raising, mergers and acquisitions, and advising on corporate strategy matters. Mr. Brengel received a B.A. degree in Economics from Lawrence University, Wisconsin in 1972 and a M.B.A. from the University of Michigan in 1974.

Number of shares held[2]:	4,564[3]

Number of stock options held:	38,733

Residence:	San Marino, California, USA

Mark Dance

Director since:	2001

Committee membership[1]:	None

Principal occupation:	Chief Financial Officer and Chief Operating Officer of Creo

Biography:	Mr. Dance assumed the role of Chief Financial Officer in May 2002 in addition to the role of Chief Operating Officer of Creo. He joined Creo in 1994; was appointed Vice President of Product Development in 1995 and in 1997 was appointed Vice President, Operations. In 1998, he was appointed Chief Operating Officer of Creo, where he oversaw the operations, the growth of the Company and the joint venture between Creo and Heidelberger Druckmaschinen AG. In 2000, Mr. Dance assumed the additional portfolio of President, Graphic Arts, which he held until 2002. Mr. Dance holds a B.A.Sc. in mechanical engineering from the University of British Columbia.

Number of shares held[2]:	27,713

Number of stock options held:	130,783

Residence:	Vancouver, British Columbia, Canada

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Norman B. Francis

Director since:	2000

Committee membership[1]:	Audit Committee

Principal occupation:	Corporate Director

Biography:	Mr. Francis was the Chairman of the Board of Pivotal Corporation until January 2004, a leading provider of customer relationship management software for mid-sized enterprises. Pivotal's shares were traded on NASDAQ and the TSX. From 1991 to 2001, he served as President and Chief Executive Officer of Pivotal. Mr. Francis received his B.Sc. in computer science from the University of British Columbia and is a Canadian Chartered Accountant.

Number of shares held[2]:	5,564[3]

Number of stock options held:	40,671

Residence:	West Vancouver, British Columbia, Canada

Steve M. Gordon

Director since:	2004

Committee membership[1]:	Audit Committee and Special Committee

Principal occupation:	Chief Operating Officer, Casey Family Programs and Corporate Director

Biography:	Mr. Gordon is the Chief Operating Officer of Casey Family Programs, a private operating foundation focused on the needs of children in foster care. It has an endowment of $2.0 billion, approximately 400 employees, 15 offices and an annual operating budget of $90 million. In his role as Chief Operating Officer, Mr. Gordon has direct responsibility for all functional operations of the organization. Mr. Gordon’s current activities also include serving as an advisor to privately held start-up companies in the software and e-commerce technology market. From March 2001 to September 2001, Mr. Gordon was the Chief Operating Officer of Wavelink Corporation, a privately held developer of enterprise level wireless connectivity software and from February 1997 to August 2000, he was the Senior Vice President, Finance & Administration and the Chief Financial Officer of Visio Corporation, a leading developer of drawing and diagramming software for business users. Mr. Gordon has a Bachelor of Arts degree from Washington State University in Business Administration, with a major in accounting. He was licensed by the State of Washington as a Certified Public Accountant in 1983. He is currently a member of the Financial Executives Institute.

Number of shares held[2]:	3,564[3]

Number of stock options held:	Nil

Residence:	Ellensburg, Washington, USA

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Jean-Francois Heitz

Director since:	2004

Committee membership[1]:	Audit Committee and Special Committee

Principal occupation:	Corporate Director

Biography:	Mr. Heitz was the Deputy Chief Financial Officer of Microsoft Corporation from 2000 until 2003. From 1998 until his appointment as Deputy Chief Financial Officer, he was Treasurer of Microsoft Corporation. From 1994 to 1998, Mr. Heitz was Assistant Treasurer, and prior to this appointment he held various managerial positions and finance positions in Microsoft France and Microsoft Southern Europe. Mr. Heitz is on the board of directors of Business Objects SA. Mr. Heitz graduated magna cum laude from the Ecole Nationale Superieure des Mines de Paris, holds a Masters of Science degree from Stanford University and has completed the Corporate Finance Management Program, Harvard University.

Number of shares held[2]:	3,564[3]

Number of stock options held:	Nil

Residence:	Bellevue, Washington, USA

John S. McFarlane

Director since:	2003

Committee membership[1]:	Compensation, Nominating and Corporate Governance Committee and Special Committee

Principal occupation:	Chairman and Chief Executive Officer of Ascendent Systems

Biography:	Mr. McFarlane has over 20 years of global experience in the high technology industry, in Canada, the United States and Europe, covering networking, telecommunications, computing and software. Mr. McFarlane has been the Chairman and Chief Executive Officer of Ascendent Systems since February 2004, a provider of enterprise voice and messaging application software. From March 2001 to April 2002, Mr. McFarlane was President and Chief Executive Officer of Nexsi Systems Corporation, a provider of high-performance internet security and traffic management systems. (Nexsi Systems, a private corporation, filed for protection under Chapter 7 of the U.S. Bankruptcy Laws on May 17, 2002). He served as President, Network Service Providers at Sun Microsystems, Inc. from July 1999 to March 2001, and served as president, Solaris Software at Sun Microsystems from April 1998 to July 1999. He spent over 17 years at Northern Telecom and Bell Northern Research from 1980 to 1997. Mr. McFarlane serves as a director of two other public companies: Pitney Bowes Inc. (NYSE:PBI) and Exar Corporation (NASDAQ:EXAR). Mr. McFarlane holds a B.Sc. and an M.B.A. from the University of Toronto.

Number of shares held[2]:	6,564[3]

Number of stock options held:	11,960

Residence:	Saratoga, California, USA

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Amos Michelson

Director since:	1992

Committee membership[1]:	None

Principal occupation:	Chief Executive Officer of Creo

Biography:	Mr. Michelson has served as Chief Executive Officer of Creo since June 1995. He joined the company in 1991 and served in various positions as Vice President, Business Strategy, Managing Director and Chair of the Board of Directors until his appointment as CEO. Prior to joining Creo, he was the CEO of Opal Inc., a semi-conductor equipment company and prior to this Mr. Michelson held various positions with Optrotech Ltd., an Israeli developer and manufacturer of optical and imaging systems for the printed circuit board industry, most recently as its Chief Operating Officer. He received his B.Sc. in electrical engineering from the Technion in Israel and his M.B.A. from Stanford University.

Number of shares held[2]:	2,085,458

Number of stock options held:	343,479

Residence:	Vancouver, British Columbia, Canada

Kenneth A. Spencer

Director since:	1985[4]

Committee membership[1]:	Compensation, Nominating and Corporate Governance Committee (Chair) and Special Committee (Chair)

Principal occupation:	Corporate Director

Biography:	Dr. Spencer is the retired Chief Executive Officer and co-founder of Creo. Dr. Spencer retired in 1995 and now spends some of his time mentoring other Chief Executive Officer’s and serving on boards. He is Chair of CityXpress Corp., a leading supplier of event auctions and online special sections for the newspaper industry. He was Chair of the Board of Spectrum Signal Processing from 1997 to 2002. Dr. Spencer has a B.Sc. and a Ph.D. from University of British Columbia, and an M.B.A. and an Honorary Doctorate from Simon Fraser University.

Number of shares held[2]:	993,495

Number of stock options held:	38,525

Residence:	Vancouver, British Columbia, Canada

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Morgan Sturdy

Director since:	2001

Committee membership[1]:	Compensation, Nominating and Corporate Governance Committee

Principal occupation:	Corporate Director

Biography:	Mr. Sturdy was the President of Dees Communications Engineering Ltd., a call centre solutions provider, from 1985 until its acquisition by NICE Systems Limited in 1997. From 1997 to 1998 he served at President of NICE Systems Canada, and from 1998 to 2000, he served as the Executive Vice President and Chief Operating Officer of NICE Systems North America, a global provider of computer telephony solutions traded on NASDAQ. Mr. Sturdy became a director of Q/Media Services Corporation in July 1999 and was a director when a receiver was appointed for Q/Media by a secured creditor on December 19, 2002. Mr. Sturdy currently serves as a director of a variety of local private and public technology companies, including TIR Systems Ltd., Voice Mobility International, Inc., Ignition Point Technologies Corp., IDELIX Software Inc. and ResponseTek Networks Corp. He is also a director of Discovery Parks Incorporated and is involved in the local community as a member of the Premier’s Technology Council and past Chairman of the British Columbia Technology Industries Association. Mr. Sturdy graduated from Simon Fraser University with a Bachelor in Business Administration.

Number of shares held[2]:	13,564[3]

Number of stock options held:	37,764

Residence:	West Vancouver, British Columbia, Canada

Charles E. Young

Director since:	1999

Committee membership[1]:	Chair of the Board of Directors and Compensation, Nominating and Corporate Governance Committee [5]

Principal occupation:	President and Chief Executive Officer, Marin Investments Ltd.

Biography:	Mr. Young is President and Chief Executive Officer of Marin Investments Limited, a private investment/holding company. During his tenure he has served as a director and/or officer of many of the invested companies, such as Chief Executive Officer and director of Whistler Mountain Ski Corporation from 1988 to 1997. Mr. Young has attended executive programs at Harvard Business School and Stanford University. He currently sits on a number of other private company boards.

Number of shares held[2]:	1,108,464

Number of stock options held:	46,593

Residence:	Vancouver, British Columbia, Canada

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[1]	The Board has three Committees: the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Special Committee.

[2]	“Number of shares” refers to the number of common shares beneficially owned or over which control or direction is exercised. This information, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, “beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of December 17, 2004 has “beneficial ownership” of that common share.

[3]	Shares held includes a 2004 grant of 3,564 shares to each of the directors other than Amos Michelson and Mark Dance. Of the 3,564 shares granted to each independent director, 891 remain in escrow.

[4]	Dr. Spencer did not serve as a director during the period January 1996 to January 1997.

[5]	Mr. Young was a member of the Audit Committee until May 2004.

Item 2 — Financial Statements

The consolidated financial statements of Creo for the fiscal year ended September 30, 2004, together with the auditors’ report thereon, will be placed before shareholders at the Meeting. These financial statements form part of Creo’s 2004 Annual Report, which accompanies this Circular.

Item 3 — Re-Appointment of Auditors

KPMG LLP, Chartered Accountants, will be nominated at the Meeting as Creo’s auditors, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the Board. KPMG LLP has been Creo’s auditor since June, 1998. See “Corporate Governance — Auditor Independence”.

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EXECUTIVE COMPENSATION

During the fiscal year ended September 30, 2004, the aggregate cash compensation paid or payable to Creo’s Directors and named executive officers was $2,086,283.

Summary Compensation Table

The following table sets out compensation information for the fiscal years ended September 30, 2004, September 30, 2003 and September 30, 2002 for the Company’s Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers serving as such at September 30, 2004 (the “named executive officers”). The annual compensation presented excludes perquisites and other personal benefits because these benefits in the aggregate did not exceed the greater of $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

			Annual compensation			Long-term Compensation
Name and						Securities under
principal		Salary			Other annual	stock options
position	Year	(US$)	Salary (local currency)	Bonus (US$)	compensation	granted (#)
Amos Michelson	2004	241,949	321,000C$	—	—	—
Chief Executive Officer	2003	182,097	268,650C$	—	—	91,483
	2002	155,880	229,500C$	—	—	133,349
Mark Dance	2004	303,001	402,000C$	—	—	—
Chief Financial Officer and	2003	270,076	398,176C$	—	—	13,473
Chief Operating Officer	2002	258,198	390,672C$	—	—	25,547
Larry Letteney[1]	2004	347,410	347,410US$	—	—	844
President, Creo Americas, Inc.	2003	320,422	320,422US$	—	—	21,905
	2002	307,688	307,688US$	—	—	24,682
Israel Sandler	2004	340,579	280,733 EUR	—	—	—
Managing Director, Creo Europe,	2003	265,912	238,482 EUR	—	—	41,993
Middle East & Africa	2002	44,385	44,385 EUR	—	—	—
Judi Hess	2004	290,564	385,500C$	—	—	—
President and Acting President,	2003	279,360	417,042C$	—	—	37,725
Creo Americas, Inc.	2002	174,641	264,362C$	—	—	29,856
Scott Prina	2004	300,780	32,865,572Y	—	—	—
Managing Director,	2003	202,022	22,440,625Y	—	—	42,114
Creo Japan	2002	—	—	—	—	—

[1]	Larry Letteney resigned as President of Creo Americas, Inc., effective as of August 6, 2004. Judi Hess is acting as interim President of Creo Americas, Inc.

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Stock Option Grants in Fiscal Year 2004

Our named executive officers who were granted stock options during fiscal 2004 are as follows:

Market value of
common shares
			% of total stock		underlying stock
	Securities under		options granted to		options at the
	stock options		employees in fiscal	Exercise price	date of grant
Name	granted (#)		year[2]	(US$/Share)	(US$/Share)	Expiration date
Amos Michelson	—		—	—	—	—
Mark Dance	—		—	—	—	—
Larry Letteney	844	[1]	0.01%	$11.00	$10.87	February 1, 2009
Judi Hess	—		—	—	—	—
Israel Sandler	—		—	—	—	—
Scott Prina	—		—	—	—	—

[1]	Underlying securities are common shares of the Company. Stock options vest immediately, as grant represents the correction of a July 2002 award.

[2]	No annual employee grant in fiscal 2004.

Aggregated Stock Options Exercised During Fiscal Year 2004 and Fiscal Year-End Stock Option Values

The aggregate stock options exercised by our named executive officers during fiscal 2004 are as follows:

Value of unexercised
in-the-money stock
			Unexercised stock	options at
			options at	September 30, 2004
			September 30, 2004	(US$)[1]
	Securities acquired	Aggregate value	(exercisable /	(exercisable /
Name	on exercise	realized[1]	unexercisable)	unexercisable)
Amos Michelson	—	—	270,007/73,472	$107,491/$107,494
Mark Dance	—	—	100,633/30,150	$15,830/$15,832
Larry Letteney	—	—	91,168/24,748	$25,737/$25,740
Judi Hess	—	—	85,648/32,595	$44,326/$44,328
Israel Sandler	—	—	25,394/16,599	$47,435/$25,181
Scott Prina	21,057	$49,484	0/21,057	$0/$49,484

[1]	Based on the closing price of the common shares on NASDAQ of US$8.23 on the last trading day of the 2004 fiscal year.

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Change of Control Agreements for Named Executive Officers

In May 2004, Creo entered into certain “Change of Control” agreements (the “CoC Agreements”) with its named executive officers that were designed to ensure that in times of uncertainty that are often associated with attempts by third parties to obtain control of the Company, the named executive officers would remain loyal to the Company and continue to fulfil their executive functions until the outcome of the change of control activities are determined.

In October 2004, the Directors determined that it would be in the best interests of Creo and its shareholders, after thorough analysis and consultation with Creo’s financial and legal advisors, to amend the CoC Agreements to include in the definition of “change of control”, a change in more than 50% of the composition of Creo’s Board. This amendment was required to ensure that the named executive officers would be provided with the necessary financial security to allow them to continue to fulfil their executive functions and loyally serve the best interests of the Company, in the face of any action taken by the Dissidents.

     A “change of control” is defined in the CoC Agreements to include the following:

(a)	a change in the legal or effective control of Creo affecting more than 50% of the aggregate voting power of all issued and outstanding voting securities of Creo (including a reorganization, amalgamation share exchange merger or other similar transaction);

(b)	a sale, lease or other disposition of all or substantially all of the property or assets of Creo; and

(c)	a change of more than 50% of the members of the board of directors of Creo.

In the case of Amos Michelson, Mark Dance and Judi Hess, under their CoC Agreements, upon the occurrence of a “change of control”, they will be entitled to the rights and benefits provided thereunder upon the termination of their employment by them or the Company, during the period beginning upon the effective date (the “Effective Date”) of the “change of control” and ending on the first anniversary of such date, unless the termination is because of, among other things, death, retirement, or termination for cause by the Company.

In the case of Larry Letteney, Israel Sandler and Scott Prina, under their CoC Agreements, upon the occurrence of a “change of control”, they will be entitled to the rights and benefits provided thereunder upon the termination of their employment, by them for “Good Reason” or by the Company, during the period beginning on the Effective Date and ending on the first anniversary of such date, unless the termination is because of, among other things, death, retirement, termination for cause by the Company or for other than for “good reason” by the named executive officer. “Good reason” includes the occurrence of any material adverse change or series of adverse changes in the responsibilities, status or reporting relationship of the executive with the Company from those in effect immediately before the “change in control”, a reduction by the Company in annual base salary of the executive or the taking of any action by the Company which would materially adversely affect the participation in or materially reduce incentive compensation, pension or other benefits of the executive in plans in effect before the “change in control”, relocation of the Company’s office in which the executive is employed in immediately before the Effective Date to a location that is more than 50 kilometres away from such location, or failure by the Company to continue to provide material benefits and perquisites to the executive at least as favourable as those enjoyed immediately before the “change in control”, or otherwise change the employment relationship with the executive in a manner that would be construed as constructive dismissal.

The rights and benefits provided under the CoC Agreements include termination payments that are the greater of:

1.	the amount of any such payment that would become due under any existing employment contract; or

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25

2.	(a)	payment of an amount equal to (i) the value of any accrued and unpaid vacation, plus (ii) the greater of (A) six months’ of the greater of the average monthly base salary and bonus paid and the cash value of benefits and perquisites (excluding vacation pay and stock options) during (1) the 12 months before the Effective Date and (2) the 24 months before the Effective Date (“Average Compensation”), (B) two months’ Average Compensation for each year of service provided to the Company up to a maximum of 18 months’ Average Compensation, or (C) one month’s Average Compensation for each year of service provided to the Company; plus

	(b)	(i)
in the case of Amos Michelson, Mark Dance and Judi Hess, receipt of an amount equal to the value of all employee stock options of the Company granted to them before the Effective Date and held by them on the date of termination as calculated according to the Black-Scholes call pricing equation as of the business day immediately before the Effective Date; in determining this value the Company will use the Black-Scholes call pricing formula from its last Annual Report before the Effective Date (except for the share price for the Company’s common shares which will be the closing trading price of the common shares for the last trading day on which the shares trade on the Toronto Stock Exchange (the “TSX”) immediately before the Effective Date) (the “Black-Scholes Value”); or

(ii)
in the case of Larry Letteney, Israel Sandler and Scott Prina, receipt of an amount equal to the greater of (A) the number of employee stock options granted to them before the Effective Date multiplied by the difference between the closing price of the common shares immediately before the Effective Date and the exercise price of the relevant option (the “In-the-Money Amount”) and (B) the In-the-Money Amount plus 25% of the difference between the Black-Scholes Value of the executives stock options and the In-the-Money Amount; plus

	(c)	any legal fees payable by the named executive officers for any failure by Creo to comply with its obligations under the CoC Agreements.

Composition of the CNG Committee

The members of the CNG Committee during the fiscal year ended September 30, 2004 were Messrs. Kenneth A. Spencer (Chair), John McFarlane, Morgan Sturdy and Charles E. Young. All of the members of the CNG Committee were unrelated, non-management Directors within the meaning of the Guidelines on Corporate Governance of the TSX and independent directors under the rules of the NASDAQ Stock Market (“NASDAQ”).

Report on Executive Compensation

The CNG Committee has overall responsibility for the terms of employment (including compensation arrangements) of senior executives and succession planning. The CNG Committee is also responsible for making recommendations with respect to director nominees and awards under Creo’s Option Plan and Equity Plan. The CNG Committee met three times during fiscal 2004.

The CNG Committee’s report on executive compensation in respect of fiscal 2004 is set out below.

Compensation Philosophy

Creo’s goal is to create value for its shareholders. The CNG Committee therefore believes in compensation that:

•	provides Management, and all employees of Creo, with a strong incentive to achieve Company goals;

•	ensures that the interests of Management and the Company’s shareholders are aligned; and

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•	enables Creo to attract, retain and motivate excellent people in a highly competitive job market.

Over the past year, the Company has taken significant steps to strengthen the relationship between Creo’s corporate performance and individual compensation so that its employees are motivated to make Creo successful. Going forward:

•	Creo’s stock options vest based on Creo’s financial performance, measured by its fiscal year financial results; and

•	Management’s and all employees’ cash incentives are directly linked to Creo’s fiscal year financial results.

The Company did not proceed with its annual stock option grant in 2004 in an effort to reduce the amount of outstanding stock options as a percentage of the Company’s issued and outstanding shares. In the future, the CNG Committee intends to reduce the grant rate to approximately 2% of outstanding shares in any given year. Further, these stock options will vest only if the Company achieves performance goals established by the Board, together with a further time-stipulated vesting of any shares that do vest, based on the performance criteria of 50% vesting after one year and 25% per year thereafter. Creo’s long term goal is to reduce its outstanding stock options as a percentage of the Company’s issued and outstanding shares to 10%.

Creo did not grant Company performance-based cash incentives to any employees in 2004, as the Company’s fiscal performance was below the minimum payout threshold.

The CNG Committee’s approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is not limited by national boundaries.

The compensation paid to senior executives consists of:

•	base salary — competitive in the local market;

•	cash incentives — targets that are competitive in the local market, and payouts that reflect individual and company performance; and

•	stock options — grants that reflect individual performance, and vesting based on company performance (as well as time vesting).

Process

The CNG Committee oversees compensation at Creo, setting guidelines and principles governing all of the Company’s compensation processes. Where executive compensation is concerned, the CNG Committee has direct involvement in setting compensation for the senior executive officers, and also oversees the setting of compensation for the rest of the senior management team.

The following individuals were included in the process this year: the Chief Executive Officer (Amos Michelson), the Chief Technology Officer (Dan Gelbart), the Chief Financial Officer and Chief Operating Officer (Mark Dance) and the President (Judi Hess) (collectively, the “Senior Executive Officers”).

The CNG Committee:

•	establishes the principles and terms for compensation;

•	assesses the individual performance of the Senior Executive Officers;

•	assesses Creo’s company performance using the fiscal year results reviewed by the Audit Committee;

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•	reviews the compensation provided to other members of the senior management team;

•	reviews the competitive market data; and

•	makes recommendations to the Board for:

•	base salaries, directly for the Senior Executive Officers; and

•	cash incentive targets (for the current year), cash incentive payouts (for the year that has recently ended) and equity and stock option grants, directly for the Senior Executive Officers and generally for all employees.

The Board then sets the compensation of the Senior Executive Officers based on this recommendation and approves any cash incentive payments and stock option and equity grants.

Compensation Decisions

Base salaries and cash incentive targets for all employees, including the Senior Executive Officers, are determined by comparing individual responsibilities, performance and the results achieved by Creo with comparable market data and taking into consideration the Company’s budgetary objectives. Cash incentives paid to employees are based on achievement of performance criteria. Stock options are allocated to Creo’s senior management based on leverage and performance ratings. Further, stock options granted will be cancelled unless certain performance thresholds are met. For Senior Executive Officers of the Company, the CNG Committee looks at quantitative components such as the Company’s performance and qualitative components based on employee peer and board reviews to determine compensation.

Creo does not believe in management by objectives and, as such, individual performance metrics for individual employees are not employed. Instead, Creo relies on team and Company performance metrics and individual qualitative performance assessments.

Individual performance is assessed through peer performance reviews as well as any other relevant job metrics. For Creo’s Senior Executive Officers, the CNG Committee also evaluates innovation, corporate goal achievement (revenue growth, expense management, profitability and other business metrics), and overall contribution to the Company’s success. This is not a formulaic assessment; the CNG Committee assesses all of these factors to develop an integrated view of the performance of the Senior Executive Officers.

The individual performance assessment is used to position the Senior Executive Officers relative to the market on base salary and cash incentive targets. The market information considered by the CNG Committee is from comparable Canadian high technology companies, and includes several third-party compensation surveys. As much as possible, the CNG Committee benchmarks against compensation data for companies that match the size and complexity of Creo. Within such data, the CNG Committee looks at the role or roles that best match each Creo employee, and further refines the criteria to match the responsibilities and risk of the role at Creo compared to the roles of comparable positions in the market. Finally, the individual performance assessment tells the CNG Committee where the executive should be positioned on base salary and cash incentive target within that range.

For the stock option grants, the CNG Committee uses individual performance as well as the role’s scope, risk and effect on the bottom line of Creo to determine what proportion of Creo’s available stock options the Senior Executive Officer should receive from a pool established by the Board based on a recommendation from the CNG Committee. At the end of the year, individual and Company performance are used to determine the payout against the target cash incentives. Company performance also determines what percentage of the stock option grant passes the performance vesting conditions. Any stock options that pass the performance vesting criteria remain subject to vesting over time, with 50% vesting one year from grant, and 25% vesting per year thereafter.

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A similar process is then used by the Senior Executive Officers to set the compensation of senior management and employees.

Annually, the Company grants stock options up to 2% of its outstanding shares and all Creo employees are eligible to receive them. The vesting of Creo’s issued stock options is based on performance of the Company for the fiscal year the stock options were granted. Once performance criteria have been achieved, then the stock options granted vest as to 50% after one year, 25% after two years and 25% after three years. All stock options granted expire after five years.

Base Salary

Based on the recommendations of the CNG Committee founded on the above process, a base salary and target total compensation is set for each of the Senior Executive Officers, including the Chief Executive Officer, the difference being comprised of cash incentives, equity grants and option grants. For the 2004 fiscal year, the Senior Executive Officers that are also named executive officers were paid a base salary of $835,514, in the aggregate.

Cash Incentives

All employees, including Senior Executive Officers, are eligible to participate in the Company’s performance-based cash incentives. These incentives combine individual, team and Company performance but require that a minimum Company financial performance be met in order to pay out any incentives. No cash incentives were paid out under this plan to any employees in 2004 as Creo’s fiscal performance was below the minimum payout threshold.

Equity Plans

Senior management, including our named executive officers, are eligible to participate in the Option Plan and the Equity Plan. During fiscal 2004, Messrs. Michelson, Gelbart and Dance and Ms. Hess received no awards under the Option Plan or the Equity Plan.

Submitted by the CNG Committee of the Board of Directors:

Kenneth Spencer
John McFarlane
Morgan Sturdy
Charles Young

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Performance Graph

The following graph compares the cumulative shareholder return on Cdn$100 invested in Creo’s common shares in the period from July 29, 1999, the date of the Company’s initial public offering, to December 17, 2004, with the total cumulative return of the TSX / S&P Composite Index for the same periods (assuming reinvestment of all dividends).

The following graph compares the cumulative shareholder return on $100 invested in Creo’s common shares in the period from July 29, 1999, the date of the Company’s initial public offering, to December 17, 2004, with the total cumulative return of the NASDAQ Composite for the same periods (assuming reinvestment of all dividends).

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Compensation of Directors

The Company’s management-related Directors (Messrs. Michelson and Dance) were not paid any compensation for being a Director of Creo. The independent Directors (being Messrs. Brengel, Francis, Gordon, Heitz, McFarlane, Spencer, Sturdy and Young) were granted 28,512 shares in aggregate in the 2004 fiscal year, each independent Director was paid an annual stipend of $29,000 and the Chair of the Board was paid an additional fee of $30,000 for serving as such. There were no fees paid or compensation awarded for attending meetings or participating in Audit and CNG Committees of the Board, since Creo believes these are the regular duties of the Board members. Each Director serving on the Special Committee is paid $1,000 for each Special Committee meeting attended, subject to a maximum of $1,000 per day, except for the Chair, who is paid $3,000 per week commencing November 29, 2004.

STOCK-BASED COMPENSATION PLANS

Stock Option Plan

The Option Plan provides for the grant of incentive stock options to Creo’s employees. The Option Plan was initially adopted by the Board in October 1995, and subsequently approved by the shareholders at the Company’s annual meeting in January 1996. The purposes of the Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to Creo’s employees and to promote the success of Creo’s business. Initially, 4,000,000 common shares were reserved for issuance under the Option Plan. In May 1999, the number of common shares reserved under the Option Plan was increased to 8,000,000 as the result of a 2 for 1 stock split. Certain minor amendments to the Option Plan were made by the Board in November 1999 in connection with the listing of Creo’s common shares on the TSX. Additional amendments to the Option Plan were approved at Creo’s 2000 annual and special meeting of shareholders, increasing the maximum number of common shares that may be granted under the Option Plan to 12,000,000.

The Option Plan is administered by the Board, which acts on the recommendation of the CNG Committee. Options may be awarded both as a form of compensation and as an incentive. The Board determines the terms of stock options granted under the Option Plan, including the number of common shares that may be purchased, the exercise price and method of payment, and vesting schedules. The term of stock options may not exceed 10 years. The Company’s practice to date has been to grant stock options with five-year terms. Under the Option Plan (as amended in 2000), the exercise price of any stock options must be no less than the 10-day weighted average of the closing price of the common shares on NASDAQ as of the date of the grant. The exercise price of the stock options awarded is no less than the fair market value of Creo common shares on the date of grant.

The Board, on the recommendation of the CNG Committee, fixes a global allocation of stock options to be made available for distribution to Creo employees under the Option Plan. In fixing the global number, account is taken of, among other factors, the Company’s financial performance in the immediately preceding fiscal year for senior management, the level of awards in comparable corporations, overall compensation levels, and potential dilution to Creo shareholders.

As of the Record Date, 7,071,886 stock options have been granted and are outstanding under the Option Plan to purchase common shares, at prices ranging between US$5.25 and C$51.03. These stock options expire on various dates between December 17, 2004 and December 1, 2009. Of the outstanding stock options, 5,511,767 are fully vested. The remaining stock options vest at various rates over a maximum period of five years. As at September 30, 2004, 2,105,278 stock options remained available, and as of the Record Date 2,174,125 stock options remain available for future grant under the Option Plan.

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Grants in Last Fiscal Year

The Company’s stock option compensation program is broad-based, with every permanent employee of Creo being eligible to receive stock options annually in conjunction with the company-wide peer review. In fiscal, 2004, no stock options were granted to employees as part of the annual grant. In addition, from time to time, the Board approves the issuance of stock options for new hires, which totalled 103,075 in fiscal 2004.

The following sets out a summary of stock option grants for the fiscal year ended September 30, 2004.

Granted
Annual grant (general employee pool)	Nil
Senior Executive Officers[1]	844
Directors (independent)[2]	Nil
Other (including new hires and restructuring)	103,075
Total	103,919

[1]	Options to purchase 844 common shares were granted to Larry Letteney to correct a July 2002 award.

[2]	Stock options are no longer awarded as part of independent Directors’ compensation.

For additional information regarding the Option Plan, please refer to note 10 in Creo’s 2004 Annual Report.

Equity Plan

Creo adopted an Equity Plan at its last Annual and Special Meeting of shareholders, which was intended to supplement the Option Plan to enable Creo to attract and retain the best available personnel, to provide additional incentives to employees, to give the employees an ownership interest in Creo and to promote the success of Creo’s business.

The Equity Plan reserves for issuance 1,600,000 common shares of Creo under two components: (a) up to 1,500,000 common shares for any awards made by Creo to employees (the “Employee Share Awards”); and (b) up to 100,000 common shares for any awards made by Creo to any non-employee director of Creo (the “Director Share Awards”). The issuance of Employee Share Awards under the Equity Plan permits Creo to issue shares to employees instead of cash bonus compensation, allowing it to conserve cash and align the employees with the equity interest of our shareholders. The Director Share Awards are used to compensate Creo’s non-employee directors instead of stock options. The common shares that are reserved for issuance under the Equity Plan are in addition to common shares that are reserved for issuance under the Option Plan.

The Board, through the CNG Committee, oversees the administration and grant of common shares under the Equity Plan. The Equity Plan provides that specific limits on awards to insiders under all of Creo’s equity incentive plans cannot exceed 10% of the Company’s issued shares, nor can any one insider be issued more than 5% of the Company’s issued shares.

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Grants in Last Fiscal Year

In fiscal 2004, no shares were awarded to employees or senior executive officers. The independent Directors received an award of 28,512 shares in total.

The following sets out a summary of Employee Share Awards and Director Share Awards for the fiscal year ended September 30, 2004.

Granted
Employee Share Awards	Nil
Director Share Awards[1]	28,512
Total	28,512

[1]	Stock options are no longer awarded as part of independent Directors’ compensation.

For additional information regarding the Equity Plan, please refer to note 10 in Creo’s 2004 Annual Report.

Stock-Based Compensation Plan Information

Plan Category	Number of	Weighted-average	Number of securities
	securities to be	exercise price of	remaining available
	issued upon	outstanding	for future issuance
	exercise of	options, warrants	under the equity
	outstanding	and rights	compensation plans
	options, warrants		(excluding
	and rights		securities reflected
in column (a))
	(a)	(b)	(c)
Stock-based compensation plans approved by shareholders:

Stock option plan	8,583,358	$11.73	2,105,278

Equity plan	n/a	n/a	1,571,488	[1]
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	8,583,358	$11.73	3,676,766

[1]	Of the 1,571,488 common shares available for issuance under the equity plan, 1,500,000 common shares are reserved for issuance to employees and 71,488 common shares are reserved for issuance to Directors.

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CORPORATE GOVERNANCE

Statement on Corporate Governance Practices

Creo is committed to high standards of corporate governance. The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final Report of the TSX Committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their Committees and the effectiveness and education of Board members. Schedule B to this Circular sets out the principal components of the Guidelines, and indicates the extent to which Creo is in compliance. As well, there have been recent changes and evolving standards regarding corporate governance practices in the United States, notably with changes introduced under the Sarbanes-Oxley Act.

A foreign company listed on NASDAQ is required to report any exemptions from NASDAQ listing requirements or material non-compliance with the NASDAQ corporate governance requirements. Creo is in conformance with these corporate governance requirements and is not relying on any exemptions from listing requirements.

Creo meets all the applicable corporate governance requirements in Canada and the United States.

Mandate of the Board and the Board’s Expectations for Management

The Charter of the Board sets out its mandate and is attached as Schedule C. Under the Canada Business Corporations Act, the Directors are required to oversee the management of Creo’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of Creo’s shareholders. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic management process consists of an annual review of Creo’s business plan and budget, and quarterly reviews of and discussions with Management relating to strategic and budgetary issues. The Board reviews the principal risks inherent in Creo’s business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit Committee, the Board also assesses the integrity of Creo’s internal financial controls and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of the Senior Executive Officers.

The Board expects Management to focus on enhancing shareholder value by formulating and refining Creo’s corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Management is expected to provide effective leadership in all aspects of Creo’s activities, to maintain the Company’s corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects Management to provide the Directors on a timely basis with information concerning the Company’s business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent Directors also meet separately from Management. Management also communicates informally with members of

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the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. The Board and committees of the Board have the ability to retain such independent advice that they deem necessary in their sole discretion and individual Directors may retain independent advice with the concurrence of one other board member, and any expenses associated with such advice will be borne by Creo.

The Board met eight times during fiscal 2004 (eight — fiscal 2003).

Composition of the Board

At the last Annual and Special Meeting of shareholders held on February 18, 2004, Creo shareholders elected 10 Directors. Of these Directors, eight were “unrelated” within the meaning of the Guidelines — that is, they were independent of Management and free from any interest and any business or other relationship with Creo which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests arising from shareholdings. Two Directors, Amos Michelson, Creo’s Chief Executive Officer, and Mark Dance, Creo’s Chief Financial Officer and Chief Operating Officer, were “related” within the meaning of the Guidelines by reason of their employment by Creo. As of September 30, 2004, a majority of the Board, being eight directors out of 10, is considered independent under the NASDAQ rules.

Creo does not have a “significant shareholder” within the meaning of the Guidelines — that is, a shareholder with the ability to cast a majority of the votes for the election of Directors.

Board Committees

The Board has established three Committees:

Audit Committee

The Audit Committee’s Charter establishes the membership requirements for, and general functions, authority, role and responsibilities of, the Committee and is included as Schedule C to this Circular. Our Audit Committee is currently composed of four unrelated and independent directors, Messrs. Brengel (Chair), Francis, Gordon and Heitz, all of whom meet current independence, financial literacy and experience requirements of U.S. Securities and Exchange Commission, NASDAQ, the TSX and other pertinent regulatory authorities. Messrs. Brengel, Francis, Gordon and Heitz are considered to have the requisite experience to be considered financial experts. The Creo Audit Committee is responsible for, among other matters:

(a)	making recommendations to the Board as to appointment of the independent auditor and setting the independent auditor’s remuneration;

(b)	satisfying themselves as to the independence of the independent auditor;

(c)	reviewing and making recommendations to the Board as to the annual audit of Creo’s financial statements and internal accounting practices and policies;

(d)	overseeing the internal auditor for the Company, and reviewing and receiving reports from the internal auditor on the financial reporting of the Company and the internal controls over financial reporting;

(e)	reviewing Creo’s annual and interim financial statements and any public disclosure documents containing financial information prior to its public dissemination;

(f)	assessing risk areas and policies to manage risk, including, without limitation, financial and business risk, environmental risk and insurance coverage;

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(g)	reviewing and approving the hiring of any employees associated with the independent auditor to senior financial positions with Creo; and

(h)	reviewing and, if appropriate, approving changes to Creo’s corporate treasury policy.

Creo’s Audit Committee met seven times during fiscal 2004 (eight — fiscal 2003) and will meet on at least a quarterly basis during fiscal 2005.

Compensation, Nominating and Corporate Governance (“CNG”) Committee

Creo’s CNG Committee consists of four unrelated and independent directors: Messrs. McFarlane, Spencer (Chair), Sturdy and Young. The Charter of the CNG Committee is set out in Schedule C. The CNG Committee is responsible for, among other matters:

(a)	reviewing the composition and governance of Creo’s Board, assessing the effectiveness of the Board as a whole and the contribution made by each of the Directors, and making recommendations for the appointment or election of Directors and the orientation of new Directors;

(b)	reviewing and making recommendations concerning the membership, powers, mandates and performance of the Board and Committees of the Board, including searching for possible new director nominee candidates;

(c)	reviewing and making recommendations to the Board for ways of maintaining an effective working relationship between the Board and Management; and

(d)	reviewing and making recommendations to the Board concerning compensation policies for the Company generally and senior management, making specific compensation recommendations for the Senior Executive Officers and overseeing the Option Plan and Equity Plan, including any grants thereunder.

The Chair of the Board is responsible for overseeing the effective operation of the Board. The Board is relatively small in size, and a majority of the members have been Directors or observers at Board meetings for a number of years and, accordingly, are fully familiar with Creo’s operations. New Directors are provided with orientation sessions to brief them on our business, and there is ongoing education of all the Directors with respect to the Company’s business, industry developments and technological changes, including opportunities to meet Creo’s customers and attend trade shows. The CNG Committee employs both formal self-assessment and informal processes for assessing ongoing performance, and considers those processes effective. Among the formal assessment processes are independent Director meetings in the absence of Management and annual Director self-assessment questionnaires that consider the Board’s effectiveness in meeting its mandate as set out in its Charter.

The CNG Committee met formally three times during fiscal 2004 (four — fiscal 2003) and, in addition, carried on its mandated activities throughout the year outside of the formal meeting context.

Special Committee

Creo’s Special Committee consists of five unrelated and independent Directors: Messrs. Spencer (Chair), Gordon, Heitz, Brengel and McFarlane. The Mandate of the Special Committee is set out in Schedule C. The Special Committee is responsible for, among other matters:

(a)	evaluating and assessing the Company’s Business Plan and considering a full range of strategic options with the objective of enhancing shareholder value; and

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(b)	evaluating the concerns of the Dissidents and directing Management as to the appropriate responses thereto, including, without limitation, matters relating to the holding of the Meeting.

Creo’s Special Committee met six times during fiscal 2004.

Board of Directors’ Meetings Held and Attendance of Directors

The information presented below indicates attendance of incumbent Directors at Board and committee meetings from January 1, 2004 to the Record Date:

	Regular Board	Other Board	Committee meetings
Director	meetings attended	meetings attended	attended[2]
Yeoshua Agassi[1]	0 of 0	0 of 1	0 of 0
Douglas A. Brengel	3 of 3	6 of 9	20 of 21
Mark Dance	3 of 3	8 of 9	N/A
Norman B. Francis	2 of 3	7 of 8	8 of 9
Steve M. Gordon	3 of 3	7 of 8	18 of 19
Jean-Francois Heitz	3 of 3	7 of 9	18 of 19
John S. McFarlane	3 of 3	9 of 9	15 of 16
Amos Michelson	3 of 3	9 of 9	N/A
Kenneth A. Spencer	3 of 3	7 of 9	15 of 15
Morgan Sturdy	3 of 3	9 of 9	4 of 4
Charles E. Young	3 of 3	9 of 9	6 of 6

[1]	Mr. Agassi ceased to be a Director on February 18, 2004.

[2]	Includes Audit, CNG and Special Committee meetings.

Policies on Share Ownership and Director Retirement

The Board has established guidelines for director share ownership which require that Directors accumulate and hold at least 7,500 common shares of Creo within five years of being elected to the Board. The Chief Executive Officer is required to hold at least 30,000 common shares, and other Senior Executive Officers are required to hold at least 15,000 common shares within five years of being appointed.

The information set out below indicates the number and value of common shares beneficially owned by Creo’s Directors, and specifically Creo’s non-employee Directors, as at the Record Date.

Total number of common shares held by all Directors	4,252,514
Total number of common shares held by all non-employee Directors	2,139,343
Total value of common shares held by all Directors	$60,513,274
Total value of common shares held by all non-employee Directors	$30,442,851

[1]	Total value is based on the closing price for our common shares on NASDAQ on December 17, 2004 of $14.23.

The Board believes that Director effectiveness should be assessed objectively and on the performance and contribution of each Board member without predefined mandatory retirement requirements. Accordingly, a mandatory retirement age is not prescribed for the Directors of Creo.

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Auditor Independence

Creo’s Audit Committee is satisfied that the Company’s independent auditor is free from conflicts of interest that could impair its objectivity in conducting the audit of Creo. The Audit Committee is required to approve all non-audit related services performed by the independent auditor prior to their performance, and the auditor is not permitted to perform services for the Company prohibited for an independent auditor under applicable Canadian and U.S. regulations, including the Sarbanes-Oxley Act. The Audit Committee is of the view that the Company’s auditor meets the relevant independence requirements. In fiscal 2004, the fees paid to the auditor were as follows:

	Amount paid	Percent
Audit fees	$1,048,847	81%
Audit related fees	$53,309	4%
Non-audit related fees	$193,672	15%
Total fees	$1,295,828	100%

Code of Conduct

Creo has adopted a Code of Conduct that formalizes and codifies long-standing policies and guidelines, a copy of which is attached as Schedule D. The Code of Conduct applies to all of Creo’s Directors, officers and employees and is reviewed and approved by the Board annually. The Code of Conduct sets out the Company’s guiding principles and provides that we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates the Company’s disclosure policy for communicating material information with the investment community and our shareholders, and sets out our policies on conflicts of interest and insider trading or tipping among other things. The Code of Conduct also enables individuals to make anonymous complaints directly to the Board and protects “whistle-blowers” when making complaints under the Code of Conduct.

Indemnification of Directors and Officers and Insurance

Creo’s bylaws provide that the Company will indemnify any of its Directors, former Directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a Director or officer or person in a similar position of Creo or its subsidiaries or by reason of serving in a similar capacity with other entities at Creo’s request. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to the Company’s best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of the Company requires prior court approval. The Company has also entered into indemnification agreements with each of its Directors and officers.

Creo has purchased insurance for the benefit of the Directors and officers against liability incurred by them as Directors and officers, subject to certain limitations contained in the Canada Business Corporations Act and as outlined in the Company’s insurance policy. For the period March 1, 2004 to March 1, 2005, Creo’s policy provides coverage to Directors and officers in the aggregate amount of $50,000,000, subject to a deductible of $250,000 per occurrence other than securities claims, and $500,000 per securities claim. The total premium charged for this insurance during fiscal 2004 was $601,965 and was paid by Creo. The policy expires March 1, 2005 and Creo intends to renew this policy.

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SHAREHOLDER FEEDBACK

The Chief Financial Officer and the Company’s Corporate Relations Group are responsible for the Company’s investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.

Shareholders may also submit their concerns on a confidential or (if preferred) anonymous basis in writing to independent outside legal counsel (which counsel is retained directly by the Board to receive complaints on its behalf) and who will report all such complaints directly to the Board, including the Audit Committee, the CNG Committee or the Special Committee, as may be appropriate, and the Board or such committee of the Board, as the case may be, will take appropriate investigatory actions. In this regard, shareholders may submit confidential complaints or anonymous complaints to:

Getz Prince Wells
Suite 1810 – 1111 West Georgia Street
Vancouver, B.C.
V6E 4M3
Attention: Leon Getz Q.C.

Tel: (604) 685-6367
Fax: (604) 685-9798
e-mail: leon@getzpw.com

EXCHANGE RATE INFORMATION

In this Circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, based on the indicated Bank of Canada noon buying rate (the “Noon Buying Rate”), the average of such exchange rates during such period, and the exchange rate at the end of such period:

	Years ended September 30
	2002	2003	2004
High	1.6132	1.5942	1.3968
Low	1.5110	1.3342	1.2639
Average	1.5730	1.4642	1.3251
Rate at period end	1.5858	1.3504	1.2639

On December 17, 2004, the Noon Buying Rate was US$1.00=Cdn$1.2262.

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ADDITIONAL INFORMATION

     Copies of the following documents are available upon written request to the Corporate Secretary of Creo at 3700 Gilmore Way Burnaby, British Columbia, Canada, V5G 4M1:

(i)	the 2004 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended September 30, 2004 together with the accompanying Auditors’ Report;

(ii)	the interim consolidated financial statements for periods subsequent to September 30, 2004;

(iii)	management’s discussion and analysis of financial condition and results of operations;

(iv)	this Circular; and

(v)	Creo’s 2004 Annual Information Form.

Additional information relating to Creo can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com. Financial information with respect to Creo is provided in our comparative financial statements and management’s discussion and analysis of financial condition and results of operations which form part of our 2004 Annual Report, which accompanies this Circular.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at our 2006 annual meeting of shareholders must send the proposal to the Corporate Secretary of Creo at 3700 Gilmore Way, Burnaby, British Columbia, Canada, V5G 4M1.

In order for the proposal to be included in the proxy materials the Company sends to shareholders for that meeting, the proposal:

•	must be received by Creo no later than September 29, 2005, and

•	must comply with the requirements of section 137 of the Canada Business Corporations Act.

Creo is not obligated to include any shareholder proposal in its proxy materials for the 2006 annual shareholders’ meeting if the proposal is received after the September 29, 2005 deadline.

OTHER BUSINESS

The enclosed proxy confers discretionary authority upon the persons named on the proxy with respect to any amendments to the matters outlined in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

The Board is not aware of any matters to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote on such matters in accordance with their best judgment.

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On any ballot that may be called for at the Meeting, all common shares will be voted or withheld from voting in accordance with the specification of the holder of common shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted in favour of all matters.

The Board of Directors of Creo Inc. has approved the contents and the sending of this Circular.

Dated at Burnaby, British Columbia this 28th day of December 2004.

Paul Kacir
Corporate Secretary

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SCHEDULE A

RESOLUTION

Election of Directors

BE IT RESOLVED THAT:

1.	The persons named below be elected as Directors of the Company to hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed:

Douglas A. Brengel
Mark Dance
Norman B. Francis
Steve M. Gordon
Jean-Francois Heitz
John S. McFarlane
Amos Michelson
Kenneth A. Spencer
Morgan Sturdy
Charles E. Young

The Board unanimously recommends that Shareholders
VOTE FOR
Creo’s Slate of Director Nominees.

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Schedule A

A-1

SCHEDULE B

Toronto Stock Exchange Corporate Governance Guidelines

TSX Guidelines		Does	Comments
Creo
Comply?
1.	The board should explicitly assume responsibility for stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company in accordance with (a) the Canada Business Corporations Act (b) the Company’s articles of incorporation and by-laws; (c) the Company’s code of conduct; (d) the charters and mandates of the Board and the Board committees; and (e) other applicable laws and Company policies. The Board or an authorized committee thereof approves all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. Copies of the Company’s Code of Conduct and charters and mandates of the Board and its committees can be found on the Company’s web site at www.Creo.com and in Schedule C and Schedule D to this Circular.
	(a) the adoption of a strategic planning process;	Yes	The Board maintains oversight of Management’s strategic planning initiatives. Annually, the Board reviews and approves a five year strategic plan. The Board also conducts annual and quarterly budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate Board approval prior to implementation.
	(b) the identification of the principal risks of Creo’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board and the committees thereof receive quarterly progress and financial reports from Management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general Board meetings and the Audit Committee meetings. The Audit Committee meets regularly to review reports and discuss significant risk areas with the internal and external auditors. The Board, through the Audit Committee, ensures that the Company adopts risk management policies.
	(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board, through its Compensation, Nominating and Corporate Governance Committee (the “CNG Committee”), is responsible for appointing senior management, monitoring their performance and approving senior management compensation. The CNG Committee also ensures that processes are in place to recruit senior managers and to train,

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Schedule B

TSX Guidelines		Does	Comments
Creo
Comply?
develop and retain them. The Board supports Management’s commitment to training and developing all employees. The CNG Committee is responsible for succession planning for the Senior Executive Officers.
	(d) a communications policy for Creo; and	Yes	The Board periodically reviews the arrangements initiated by Management, under the general supervision of the Chief Financial Officer, to ensure effective communication with its stakeholders and the public. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the company’s communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls. Shareholders can provide feedback to the company in a number of ways, including by telephone or e-mail.
	(e) integrity of Creo’s internal control and management information systems.	Yes	The Board, through its Audit Committee, reviews compliance with financial reporting obligations, applicable accounting principles and Creo’s internal control processes and management information systems. The Audit Committee consults with the internal auditor and Management of the company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the company’s internal control processes and management information systems.
2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition	Yes	Of the 10 Board members, only Amos Michelson, the CEO of the Company and Mark Dance, the CFO and COO of the Company, are related directors and are not “independent” as defined under applicable requirements of NASDAQ and US securities regulations. The Company does not have a significant shareholder.

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Schedule B

TSX Guidelines		Does	Comments
Creo
Comply?
to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.
3.	The application of the definition of “unrelated director’’ to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes	The Board is responsible for determining whether or not each director is an unrelated director under the TSX Governance Guidelines or independent in relation to applicable requirements of NASDAQ and US securities regulations. To do this, the Board analyzes all of the financial, contractual and other relationships of each director and their associates and affiliates with the Company and its subsidiaries, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director. The majority of directors are unrelated to the Company and are independent. Amos Michelson is a related director and is not independent because of his position as the CEO of the Company. Mark Dance is a related director and is not independent because of his position as the CFO and COO of the Company. Mr. Spencer has been retired from his former position as CEO of Creo for nine years and has not had any association with the Company other than his role as director, and accordingly Mr. Spencer is considered independent under NASDAQ rules. The other eight directors are unrelated directors and are independent. Other than Messrs. Michelson and Dance, none of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company other than as directors. More information about each director, including attendance at Board meetings and other directorships, can be found on pages 16-20 and 32-36 of this Circular.
4.	The board of directors of every corporation should appoint a committee of directors composed	Yes	The CNG Committee is responsible for proposing new nominees to the Board. All its members are non-management, unrelated directors who are

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Schedule B

TSX Guidelines		Does	Comments
Creo
Comply?
	exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.		also considered independent directors under the NASDAQ rules.
5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes	The CNG Committee evaluates the effectiveness of the Board, committees and individual directors. The CNG Committee surveys directors to provide feedback on the effectiveness of the Board. The CNG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and Management and the strategic direction and processes of the Board and committees. The Committee recommends changes to enhance the performance of the Board based on the survey feedback effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Company has a “Directors’ Policy Manual” for the orientation and education of current and new directors. Senior management makes regular presentations to the Board on the main areas of the Company’s business. Directors are encouraged to meet regularly with Management and are invited to tour the Company’s various facilities.
7.	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The CNG Committee reviews the composition and size of the Board. It has been determined that the Board should be in the range of 8 to 12 members and that this size is appropriate for a company of our size and complexity. This number of directors permits the Board to operate in a prudent and efficient manner and facilitates more effective decision-making.
8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The CNG Committee reviews directors’ compensation once a year. To make its recommendation on directors’ compensation, the CNG Committee takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and the responsibilities and risk involved in being an effective director. Non-management directors may receive their compensation in the form of common shares, stock options, cash or a

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Schedule B

TSX Guidelines		Does	Comments
Creo
Comply?
combination of these. See page 30 of this Circular for information about the compensation received by the directors in 2004.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	The Board has appointed three
committees:

     •     the Audit Committee

     •     the CNG Committee

     •     the Special Committee

All members of these committees are non-management and unrelated directors. See pages 33-34 of this Circular for a description of the Company’s committees.
10.	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to the TSX governance guidelines.	Yes	The CNG Committee is responsible for reviewing the overall governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the statement of corporate governance practices included in the Company’s Circular. This committee monitors best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance.
11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The CNG Committee is responsible for the overall governance of the company. This includes developing an annual plan and budget, terms of reference established for each Management position. The committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The committee assesses the CEO’s performance against these objectives and reports the results of this assessment to the Board. The Board has clearly defined the limits to Management’s authority.
12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a	Yes	The Chair is responsible for administering the Board’s relationship with Management and the CEO. The Chair may convene meetings of the Board without Management present. The Board and its other committees meet independently of Management regularly. In addition, when appropriate, in camera sessions are held at Board and committee meetings in the absence of Management. The Chair is considered independent of Management and the Company. The Special Committee has been assigned the responsibility of evaluating strategic alternatives.

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Schedule B

TSX Guidelines		Does	Comments
Creo
Comply?
	committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.		available to the Company and responding to actions taken by the Dissidents, while functioning independently of Management
13.	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	There are four members of the Audit Committee, all unrelated directors, and all financially literate and considered financial experts due to their experience and background. The Audit Committee’s responsibilities are set out in its charter, which is attached. The Company’s auditors have a direct line of communication with the Audit Committee at all times. The internal and external auditors must meet with the Audit Committee without Management present at least twice a year. Management gives the Audit Committee a report assessing the adequacy and effectiveness of the company’s disclosure controls and systems of internal control. The Audit Committee approves all non-audit work performed by the external auditors.
14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Directors may hire outside advisers at the Company’s expense, subject to the approval of a majority of the non-management directors. The Board itself and each of the committees may also engage outside advisers without further approval required.

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Schedule B

SCHEDULE C

Board of Directors, Audit Committee and CNG Committee Charters
and Special Committee Mandate

The Board of Directors Charter

The Board of Directors has a statutory duty to oversee the management of the business and affairs of the Company, and each director has a fiduciary duty to act in the best interest of all of the shareholders of the Company. In discharging this duty, every director must act honestly and in good faith, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

This duty entails that the Board of Directors are satisfied that Creo’s senior management will manage the affairs of the Company in the best interests of the shareholders, in accordance with Creo’s principles, and that the arrangements made for the management of Creo’s business and affairs are consistent with their duty described above. The Board of Directors has therefore adopted this Charter that it believes reflect the proper role and responsibilities of the Board and of senior management. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned.

Accountability:

•	The Board is accountable to the Company’s shareholders for the conduct of the business and affairs of the Company, the establishment of policies and procedures directed at promoting and monitoring good corporate governance, and effective corporate management.

Roles of Board & Management:

•	The Board will monitor and oversee corporate and management performance to ensure that the best interests of Creo and its shareholders are properly protected and advanced. The Board will establish policies and procedures directed at promoting and monitoring good corporate governance and effective corporate management. The role of Management is to conduct the day-to-day operations of the Company.

Composition & Organization of the Board:

1.	Size and structure of the Board: The Board regularly reviews the composition, structure, processes and characteristics of the Board to ensure effective decision making. The size of the Board must be sufficient in number to ensure a diversity of skills and perspectives and to provide useful experience to the Board supervising the management of the Company as well as to staff the various Board committees, while allowing the Board to function efficiently and effectively.

2.	Selection of members: It is recognized that the right mix of experiences and competencies will ensure that the Board will carry out its duties and responsibilities in the most effective manner. The Board has developed “Guidelines for the Selection of Directors” listing the criteria for selection. The Board shall approve the Company nominees for directors based on the recommendations of the Compensation, Nominating and Governance committee, to be comprised entirely of independent directors.

3.	Term of office: The directors are elected by the shareholders at every annual meeting. A director ceases to hold office when the director dies, resigns, becomes disqualified under the Canada Business Corporations Act or is removed from office according to law.

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Schedule C

4.	Independence: A majority of the Board shall be independent as defined by the laws, regulations and stock exchange listing requirements to which the Company is subject. The audit committee and the compensation, nominating & governance committee are comprised of independent members. Independence is reviewed annually. The independent directors of the Board shall meet without management directors on a regularly basis.

5.	Chair of the Board: The Board elects a Chair of the Board (the “Chair”) annually from among its non-employee members.

6.	Committees: The Board assesses the matters to be delegated to committees of the Board and the roles and responsibilities of such committees annually or more frequently, as circumstances require. The standing committees of the Board are the Audit committee and the Compensation, Nominating and Corporate Governance committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

7.	Delegation of Powers: The Board may delegate any of the powers of the Board except those which pertain to items which, under applicable regulations, a Board Committee has no authority to exercise.

Responsibilities:

In order to ensure that the Board fulfills its role and is in a position to be held to account by its shareholders, the Board will:

1.	Effective communication with shareholders:

•	Monitor policies and procedures that promote effective, timely and accurate communication between the Company’s shareholders, the public, and other interested parties.

2.	Strategic direction:

•	Adopt a strategic planning process, and review and approve annually the Company’s strategic plan that takes into account, among other things, the opportunities and risks of the business, market and product trends, and growth potential. The Board will monitor the implementation of the strategic plan by Management.

•	Review, approve and monitor Management’s operational plans including the annual capital and operating budgets to ensure they are consistent with strategic goals.

3.	Transactions outside the ordinary course of business:

•	Review and approve major deviations from the approved strategic plans, operational plans and major management initiatives outside the scope of plans, such as significant reorganizations, restructuring, merger and acquisition initiatives, divestitures, strategic investments and alliances and major business development initiatives.

•	Approve the issuance of any securities of the Company.

•	Approve the incurrence of any debt by the Company outside the ordinary course of business.

•	Approves by a special committee of the Board any material transactions with a related party, and such committee shall be composed only of independent directors and directors unrelated to the parties involved in the proposed transaction.

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Schedule C

4.	Corporate risks:

•	Identify the principal risks of the Company’s businesses and oversee the implementation of appropriate risk assessment systems to manage these risks.

5.	Financial:

•	Monitor the integrity of the Company’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.

•	Review any material reporting on Creo’s financial performance or providing guidance on future results to shareholders and satisfy themselves that the disclosure accurately and fairly reflects the state of affairs of the Company and is in accordance with generally accepted accounting procedures, including quarterly results press releases, any guidance, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

•	Review and approve significant capital expenditures, raising of capital, significant loans and other major financial activities.

6.	Equity Compensation:

•	Reviews Creo’s incentive compensation plans, including any employee stock option plan, equity grant plan or equity purchase plan, and approves the terms of any awards under any incentive compensation plans.

7.	Management:

•	Manage all essential aspects of the employment of the Chief Executive Officer, and other senior executives as deemed appropriate, including, selection, appointment, evaluation, and compensation. Review and approve all corporate officers of the Company.

•	The Board, together with the Chief Executive Officer, develop a detailed job description for the Chief Executive Officer. The Board shall assess the Chief Executive Officer against the objectives set out in the job description.

•	Plan for succession with respect to the position of Chief Executive Officer and monitor management’s succession planning for other senior executives.

•	Provide that an appropriate portion of senior executive management’s compensation is tied to both meeting both short-term and longer-term goals of the Company. Approve or develop the corporate objectives that the senior executive management is responsible for meeting and assessing management against these objectives.

•	Ensure that its expectations of Management are understood, that the appropriate matters come before the Board and that the Board is kept informed of shareholder feedback.

•	Monitor the quality of managerial decision making processes as major initiatives are implemented, but without unduly interfering with management’s ability to operate the business effectively.

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Schedule C

8.	Corporate Governance:

•	Ensure appropriate policies and processes are in place to ensure the Company’s compliance with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges.

•	Review and approve the contents of major disclosure documents, including any prospectus or filing statement, the annual information form, annual and quarterly management’s discussion and analysis, press releases in connection with quarterly and annual financial results and the corresponding financial statements, and the management proxy circular.

•	Review and approve key policy statements developed by Management on issues such as ethics, compliance, communications, environment, health and safety, and public disclosures.

•	Review and approve the Company’s Code of Conduct.

9.	Board Process:

•	Establish schedules and agendas providing for regular meetings of the Board to consider quarterly and annual financial performance, as well as providing for the consideration of matters within the purview of the Board and its committees.

•	The Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company.

•	Ensure that appropriate structures and procedures are in place so that the Board and its committees can function independently of Management.

•	Regularly review the effectiveness of the Board of Directors, the Board committees and the individual directors and monitor compliance with the Creo Code of Conduct and Ethics. Set the compensation of independent directors, and ensure that their compensation adequately reflects the risks and responsibilities, and time commitment involved in being an effective director.

•	Regularly review the composition, structure, processes, and characteristics of the Board of Directors.

•	The Board assesses the matters to be delegated to committees of the Board and the mandates of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

•	Nominates the candidates for the Board of Directors based on recommendations from the Compensation, Nominating and Corporate Governance Committee to be approved by the shareholders.

10.	Other:

•	Appoint or engage outside experts, advisors and counsel in appropriate circumstances and at the expense of the Company.

•	Exercises direct control during periods of crisis.

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Schedule C

•	Ability to contact and meet with any Creo employees. Board members are encouraged, when traveling, to make arrangements in advance to visit Creo sites and meet with local management on a world-wide basis.

Individual Member Responsibilities:

In order to ensure that the Board fulfills its role and is in a position to be held to account by its shareholders, each Member of the Board will:

1.	Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance best practices for directors of publicly traded Companies.

2.	Expertise: Serve as a reservoir of advice, based on their particular backgrounds and experience, to top management; provide broader perspectives.

3.	Confidentiality: Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board of Directors and information received at meetings, except as may be specified by the Chair or if the information is publicly disclosed by the Company.

4.	Commitment: A director is expected to spend the time and effort necessary to properly discharge such director’s responsibilities. A director is expected to regularly attend meetings of the Board of Directors and committees on which the director sits, and review materials distributed in advance of the meetings.

5.	Orientation: The Company provides directors with an orientation program that includes information about its businesses, operations, and current issues and strategies. Directors receive written documentation and have opportunities to meet with senior management and to visit facilities.

6.	Change of Employment Notification: Promptly notify the Board of any significant change in the Member’s employer or employment status to ensure that the impact on the Board, and its ability to fulfill its role, can be evaluated by the Board.

7.	Conflict of Interest: The Board of Directors functions most effectively when individual directors are free from conflicts of interest and exercise independent judgment in discharging their responsibilities. Directors are required to promptly notify the Board of every situation or condition that may affect his or her independence.

8.	Limit on Board Service: The Board believes that director effectiveness should be assessed objectively and on the performance and contribution of each Board member without predefined term limits or mandatory retirement. Accordingly, term limits and a mandatory retirement age is not prescribed for directors.

9.	Compensation: To more closely align the interests of directors and Creo’s shareholders, a portion of the directors’ fees will be paid in the form of equity of the Company. Employee directors are not paid additional compensation for their services as directors.

10.	Share ownership guidelines: Directors are required to accumulate and hold at least 7,500 common shares of Creo within five years of being elected to the Board of Directors.

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Schedule C

Audit Committee Charter

I. General Functions, Authority, and Role

The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

The Audit Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Audit Committee Charter. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Company’s outside auditor shall be accountable to the Audit Committee and the Board of Directors. The Audit Committee shall have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval). In the course of fulfilling its specific responsibilities hereunder, the Audit Committee shall strive to maintain an open avenue of communication between the Company’s outside auditor and the Board of Directors.

The Director, Internal Audit, will report functionally to the Committee and administratively to the Chief Financial Officer.

The responsibilities of a member of the Audit Committee shall be in addition to such member’s duties as a member of the Board of Directors.

The Audit Committee has the duty to determine whether the Company’s financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. They should accomplish this by querying management and the outside auditor. The Audit Committee should, where it deems appropriate, conduct investigations, resolve disagreements, if any, between management and the outside auditor, and assure compliance with laws and regulations and the Company’s own policies or code of conduct. The Audit Committee will provide recommendations and such reports as the Audit Committee deems advisable to the Board of Directors, and taking these recommendations and reports into account the Board of Directors will consider and, if thought advisable, approve the financial statements of the Company.

II. Membership

The membership of the Audit Committee shall consist of at least three members of the Board of Directors who shall serve on behalf of the Board of Directors. These members are to be appointed annually by the Board of Directors and shall meet any current independence, financial literacy and experience requirements of each of The NASDAQ Stock Market, Inc. and The Toronto Stock Exchange or any other regulatory agency as required.

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Schedule C

III. Responsibilities

The responsibilities of the Audit Committee shall be as follows:

A. General

1.	Meet at least four times per year or more frequently if circumstances or the obligations of the Audit committee require.

2.	Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

3.	Annually review and reassess the adequacy of this charter and submit the recommendation to the Board of Directors for approval.

4.	Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board of Directors.

B. Outside Auditor

1.	As necessary, consider with management and the outside auditor the rationale for employing audit firms other than the principal outside auditor.

2.	Recommend to the Board of Directors the outside auditor to be nominated, approve the compensation of the outside auditor, review the performance of the auditor, and, as necessary, review and approve the discharge of the outside auditor.

3.	Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

4.	To approve in advance the hiring of any employees or partners of the outside auditor or persons that were employees or partners of the outside auditor in the last three years to any senior financial position within the Company.

5.	Take reasonable steps to confirm the independence of the outside auditor, which shall include:

(a)	Ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepted auditing practices;

(b)	Considering and discussing with the outside auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the outside auditor;

(c)	Approve in advance any non-audit related services provided by the auditor to the Company with a view to ensure independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of NASDAQ and The Toronto Stock Exchange with respect to approval of non-audit related services performed by the auditor; and

(d)	As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the outside auditor.

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Schedule C

C. Audit and Review Process and Results

1.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

2.	Consider and review with the outside auditor the matters required to be discussed by generally accepted auditing practices.

3.	Review and discuss with management and the outside auditor at the completion of the annual examination:

(a)	The Company’s audited financial statements and related notes;

(b)	The outside auditor’s audit of the financial statements and their report thereon;

(c)	Any significant changes required in the outside auditor’s audit plan;

(d)	Any serious difficulties or disputes with management encountered during the course of the audit; and

(e)	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

4.	Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

5.	Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board of Directors for approval.

6.	Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board of Directors.

7.	Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

8.	Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism and aggressiveness of the accounting policies and estimates.

9.	Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

D. Internal Audit Function

1.	Oversee the work of the Director, Internal Audit, including the review and approval of the IA charter, annual plan and updates thereto.

2.	Review the scope of responsibilities and effectiveness of the internal audit function, its reporting relationships, activities, organizational structure and resources.

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Schedule C

3.	Receive the internal audit reports and review at least on a quarterly basis, the status of significant findings, recommendations and management’s responses, and review any other reports of the internal auditors.

4.	Review the internal auditor’s independence from management, the auditor’s credentials, and the working relationship with the external auditors.

5.	Review and approve management’s appointment, termination or replacement of the Director, Internal Audit.

6.	The Director, Internal Audit will have direct access to the Chair of the Committee and meet regularly with the Chair and / or the Committee.

E. Risk Assessment/ Corporate Treasury Policy

1.	Assess risk areas and policies to manage risk including, without limitation, environmental risk, litigations, insurance coverage, regulatory compliance, internal controls and processes and other areas as deemed necessary by the Audit Committee or as determined by the Board of Directors from time to time.

2.	Review and discuss with management, and, if appropriate, recommends to the Board of Directors approval of changes to the Company’s corporate treasury policy.

3.	To ensure that a process is established whereby persons, whether they are employees of the Company or the outside auditor or otherwise, can express any concerns about the accuracy, fairness or appropriateness of any financial reports, accounting policies, any public disclosure made by the Company or with respect to any other matter that falls within the responsibility of the Audit Committee, can report their concerns directly to the Audit Committee and that such person would be protected from any reprisals for disclosing their concerns to the Audit Committee.

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Schedule C

Compensation, Nominating And Corporate Governance Committee Charter

GENERAL FUNCTIONS, AUTHORITY AND ROLE

This charter governs the operation of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors of Creo Inc. The Committee is primarily responsible for overseeing the compensation provided by the Company to senior executives, and succession planning for senior executives, identifying individuals qualified to become Board directors and to recommend for approval candidates to the Board of Directors and the shareholders, and oversee the corporate governance of the Company. This Charter, as adopted by the Committee and the Board, sets out the terms under which the Committee believes it can fulfill its mandate.

The Compensation, Nominating and Corporate Governance Committee will:

MEMBERSHIP AND MEETINGS:

Be comprised of at least three directors, and all members of the committee will be independent and satisfy any other criteria imposed by applicable laws and regulations.

Be appointed annually by the Board, and the Committee will chose a member of the Committee to act as Chair, the Chair will not have a second vote in the event of an equality of votes.

The Committee will meet at least semi-annually and may call special meeting as required. The Committee will report to the Board on its actions with such recommendations as the Committee may deem appropriate.

RESPONSIBILITIES:

A. Compensation:

•	Review recommendations for the appointment of persons to senior executive positions;

•	Consider terms of employment of senior executives, including succession planning, development and matters of compensation for senior executives, with a view to ensuring that the Company is able to recruit, retrain and motivate performance-oriented executives, and that their interests are aligned with the interests of the shareholders;

•	Evaluate at least once a year the CEO’s performance in light of established goals and objectives and, based on such evaluation together with all other independent members of the Board determine and approve the CEO’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation; and

•	Establish, review and monitor awards under the Company’s incentive compensation plans, including any employee stock option plan, equity grant plan and employee share purchase plan, and the amount of any bonuses to be distributed under any Profit Sharing Plan. Periodically review the plans with management to ensure that the plans are meeting their intended objectives and are in compliance with applicable laws and regulations.

B. Nominating:

•	Identify appropriately qualified candidates and make recommendations to the Board of Directors regarding nominees for election or appointment as directors;

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Schedule C

•	Establish and periodically review criteria for membership on the Board of Directors taking into account the size and existing composition of the Board, the needs of the Company, the experience, knowledge and skills required of the directors, the relevance of the candidate’s background, experience to issues facing the Company and the past performance of directors being considered for re-election;

•	Review whether individuals meet the requirements for independence and are free from conflicts of interest as set out in the applicable regulations;

•	Regularly review the effectiveness of the Board of Directors, the Board committees and the individual directors. Oversee an annual evaluation of Board committees and individual directors;

•	Recommend to the Board the compensation of independent directors, and ensure that their compensation adequately reflects the risks and responsibilities, and time commitment involved in being an effective director;

•	Review annually any stock ownership guidelines applicable to Directors and recommend to the Board of Directors revisions to any such guidelines as appropriate; and

•	Ensure an appropriate orientation program for new directors and ongoing education for existing directors.

C. Corporate Governance:

•	Ensure appropriate policies and processes are in place to ensure the Company’s compliance with applicable legal and regulatory requirements, including relevant securities commissions and stock exchanges;

•	Review compliance by the Company with all applicable regulatory requirements relating to corporate governance including ethics compliance;

•	Conduct an annual review of the membership of committees of the Board, and periodically to review the powers, mandates and performance of the committees, and to make recommendations to the Board;

•	Make recommendations to the Board of Directors from time to time for maintaining an effective working relationship between the Board and the management of the Company;

•	Review the composition, structure, processes, characteristics, compensation and governance of the Board of Directors;

•	To assess the effectiveness of the Board as a whole and make recommendations for improving such effectiveness, and to review the contribution made by each of the Company’s directors; and

•	Review and consider developments in corporate governance practices and requirements and make recommendations to the Board of the Directors or any committee of the Board of Directors on changes to corporate governance practices.

D. Other:

•	Any additional responsibilities as so designated by the Board of Directors and / or as required by applicable laws.

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Schedule C

SPECIAL COMMITTEE MANDATE

1.	Subject to the provisions of the Canada Business Corporations Act, the Special Committee be and it is hereby granted the following mandate:

(a)	to review, investigate and receive details of, analyze and assess the effect, desirability and consequences of:

(i)	the Corporation’s business plan, and

(ii)	a full range of strategic options, including acquisitions, alliances with strategic partners, resale arrangements, business combinations, the sale of all or substantially all of the Corporation’s assets and the sale of the Corporation (each a “Strategic Alternative”), with the objective of enhancing shareholder value;

(b)	to consider and advise the Board of Directors as to whether any Strategic Alternative is in the best interests of the Corporation, including, without limitation, by comparison to both the Corporation’s business plan and the other Strategic Alternatives, and to undertake a process it considers appropriate in order to provide such advice;

(c)	to consider whether it is appropriate to pursue any particular Strategic Alternative or possible Strategic Alternative and, if thought appropriate, to pursue such Strategic Alternative, subject to final approval by the Board of Directors,

(the objectives set out above in paragraphs (a) — (c) are collectively referred to herein as the “Strategic Review Mandate”); and

(d)	to evaluate the concerns of the Dissident Shareholders and direct Management as to the appropriate responses thereto including, without limitation, matters related to the holding of the Corporation’s annual and special meeting of shareholders (the “Shareholder Mandate”).

2.	In connection with the Strategic Review Mandate, the Special Committee is authorized:

(a)	to the extent the Special Committee determines it is necessary or prudent and in the best interests of the Corporation:

(i)	to take such actions as it deems appropriate to solicit, assist or encourage inquiries, proposals or offers from any person, entity or group relating to, and participate in discussions and negotiations regarding, and furnish to any person, entity or group any information with respect to, and otherwise facilitate, a Strategic Alternative; and

(ii)	to initiate and negotiate, for and on behalf of the Corporation, or supervise the negotiation of, any agreements with respect to such Strategic Alternatives, provided that any final determination with respect to a Strategic Alternative shall be subject to the approval of those members of the Board of Directors who are free from conflicts;

(b)	to recommend to the Board of Directors how it should fulfill its responsibilities to the Corporation’s shareholders, including a determination as to whether or not to make a recommendation to the Board of Directors with respect to any Strategic Alternative;

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Schedule C

(c)	to supervise the preparation by the Corporation’s counsel and advisors of any documents which may be required from the Corporation by applicable laws, rules, regulations and policies in connection with any Strategic Alternative; and

(d)	to take such other actions as the Special Committee considers necessary, desirable or advisable in order to permit the Special Committee to formulate an appropriate recommendation to the Board of Directors with respect to any Strategic Alternative, it being understood that the Special Committee shall be entitled, without further authorization from the Board of Directors, to consider all matters that it may consider relevant to the Strategic Review Mandate.

3.	In connection with the Shareholder Mandate, the Special Committee is authorized:

(a)	to take such actions as it deems appropriate to communicate with shareholders and other investors;

(b)	to supervise the preparation by the Corporation’s counsel and advisors of any documents which may be required by the Corporation in connection with the Shareholder Mandate; and

(c)	to take such other actions as the Special Committee considers necessary, desirable or advisable in order to permit the Special Committee to fulfill the Shareholder Mandate.

4.	Without limiting the generality of the foregoing, the Special Committee is hereby authorized and empowered to take such actions as it may consider necessary or appropriate to fulfil the Strategic Review Mandate and the Shareholder Mandate, including:

(a)	retaining such professional advisors of its choosing as the Special Committee considers appropriate, including legal counsel, financial advisors, communication advisors and proxy solicitors, at the Corporation’s expense, to assist it with respect to its duties and responsibilities and upon such terms as the Special Committee may deem reasonable and appropriate in the circumstances;

(b)	on behalf of the Corporation, entering into such compensatory and other arrangements (including indemnification) with such professional advisors as it believes is reasonable and appropriate in the circumstances;

(c)	obtaining and considering an opinion with respect to the valuation or fairness of any Strategic Alternative, from the financial point of view of the Corporation or its shareholders, as the case may be;

(d)	issuing such news releases as the Special Committee determines is necessary or desirable to advise the shareholders of the Corporation with respect to the status of matters being considered by the Special Committee; and

(e)	supervising and directing management of the Corporation to co-operate with the Special Committee and its professional advisors to the extent the Special Committee may consider necessary or desirable, including without limitation through the provision of such confidential information to such professional advisors concerning the business and affairs of the Corporation and its subsidiaries and the provision of such confidential information to such other parties as the Special Committee considers appropriate, subject to the receipt of a confidentiality agreement acceptable to the Special Committee.

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Schedule C

5.	The Special Committee is hereby authorized to have unrestricted access to all corporate information and personnel of the Corporation with respect to matters relating to the Strategic Review Mandate and the Shareholder Mandate.

6.	Each member of the Special Committee shall be paid $1,000 for each meeting of the Special Committee attended, subject to a maximum of $1,000 per day, except for the Chair, who is paid $3,000 per week commencing November 29, 2004.

7.	The Special Committee shall hold its meetings at such time and place as its members shall deem advisable. A majority of the members of the Special Committee shall constitute a quorum. All determinations of the Special Committee shall be approved by not less than a majority of the members present at any meeting or by a written resolution signed by all of the members of the Special Committee. Members of the Special Committee may attend any meeting in person or by telephone. The Special Committee shall establish its own rules and procedures for the conduct of meetings of, the recording of actions taken by and other procedural matters related to the Special Committee and its activities, including determining who, in addition to the Special Committee members, should be permitted to attend meetings of the Special Committee.

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Schedule C

SCHEDULE D

Code of Conduct and Disclosure Policy

Creo Code of Conduct

Introduction

Creo maintains the highest standards for personal and corporate behaviour. This Code of Conduct summarizes the principles and policies that we use to guide our conduct. The Code of Conduct applies to everyone in the company, at all times and everywhere that we do business. It will be reviewed annually by the board of directors and supplemented as required from time to time. We believe that good ethics and good business go together naturally to produce the best overall result for the company and its shareholders. Of course, in any situation not covered in these guidelines you should use your best personal judgment — we are all responsible for doing the right thing.

Amos Michelson
Chief Executive Officer

1.	Creo Principles

•	We strive to be the best in the world in all that we do.

•	We care about our customers, each other, our suppliers, partners and our shareholders.

•	We do our absolute best to honor our commitments.

•	We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur.

•	We strive to always act with integrity and fairness.

2.	Legal Compliance

Creo is committed to comply with the laws and regulations that apply to its business activities.

3.	Conflicts of Interest

We will perform our duties conscientiously and will not put ourselves in a position in which our private interests and those of Creo might be perceived to be in conflict.

4.	Confidentiality

All employees commit to maintaining confidentiality when joining Creo, and have an obligation to maintain the confidentiality of Creo corporate information as a condition of continued employment or association with the company. These obligations continue should an employee leave the company. Internal corporate information must not be disclosed to others outside Creo.

5.	Financial and Business Disclosure

Creo’s disclosure policy applies to all employees, consultants, board of directors and those authorized to speak on Creo’s behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public. The

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Schedule D

objective of the disclosure policy is to ensure that public communications about material developments concerning the company are:

•	Timely, true, plain and fair disclosure and in accordance with generally accepted accounting principles;

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements; and

•	Material information is any information relating to the business and affairs of the company that might be expected to have a significant influence on a reasonable investor’s investment decisions. Only officers and employees who are authorized spokespersons should respond to inquires on any material issue.

Material information is any information relating to the business and affairs of the company that might be expected to have a significant influence on a reasonable investor’s investment decisions. Only officers and employees who are authorized spokespersons should respond to inquiries on any material issue.

6.	Inside Information

Information received by employees in the course of business dealings will not be used for personal gain or for any purpose except that for which it is intended. Employees may not trade or tip on inside information.

7.	Gifts

It is essential to efficient business practices that all those who do business with Creo as suppliers, contractors or customers, have access to Creo on equal terms. Employees should not accept entertainment, gifts or benefits that grant or appear to grant preferential treatment to a potential or actual supplier, contractor or customer.

8.	Inventions

All intellectual property, including any patents, inventions, or rights of authorship resulting from the work of Creo employees are the exclusive property of Creo.

9.	Environment, Health and Safety Policy

Creo is committed to the protection of the environment and safe use of all hazardous substances under its stewardship. Creo will work with government and other stakeholders to identify and address issues of environmental concern in all aspects of our operations at our facilities and any environmental concerns in our products. In conducting its operations, Creo will attempt to minimize environmental impact through sound environmental management practices that meet or exceed government standards. In meeting its responsibilities, Creo is committed to:

1.	assessing and evaluating environmental, health and safety risks in connection with its operations on an ongoing basis,

2.	allocating sufficient resources to ensure continuing compliance with these environmental responsibilities,

3.	meeting or surpassing all applicable environmental, health and safety regulations,

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Schedule D

4.	establishing internal and external audit and reporting procedures necessary to monitor environmental performance and improve environmental practices, and

5.	promoting environmental awareness among its employees and communicating its environmental performance to stakeholders as required by law.

10.	Competition

Creo is committed to free and open competition and will compete vigorously, but honestly. Creo will comply with competition and anti-trust laws wherever it carries on business.

11.	Equal Opportunities and Non-Harassment

Creo will recruit and promote employees on the basis of their suitability for the job without discrimination on grounds of race, ethnic origin, religion, nationality, color, gender, age, marital status, disability unrelated to the task at hand, sexual orientation and political persuasion.

Creo will not tolerate any sexual, physical or mental harassment of employees. Creo believes that all of us have the right to work in an environment that is free from any harassment.

12.	Political Contributions

Employees are encouraged to participate fully as private citizens in the democratic process at any level. However, employees engaging in the political process should do so on their own time, without use of Creo resources and take care to separate their personal activities from their association with Creo.

13.	Community Activities and Charitable Contributions

Creo encourages employees to contribute to their communities through involvement with charitable, community service and professional organizations.

Subject to regional policy, Creo will match employee contributions to registered charities, up to a maximum of 3% of salary per year. Creo will also pay the salary of any employee for one day per year if the time is donated to charitable work. Contributions made directly to religious organizations or political parties are not eligible for matching support.

14.	Internal compliance

We will strive to create and maintain appropriate internal controls to ensure that, (i) information that is used in managing our business and disseminated to the public is timely, accurate, complete, and fairly represents the affairs of the company, and (ii) the company’s assets and opportunities are protected and available for the benefit of the company.

15.	Commitment to Quality

We will strive to deliver the highest quality products and services through the application of our Principles, Mission Statement and our core initiatives that support our brand promise, in accordance with our Quality Policy.

16.	Application of the Code

This Code of Conduct applies to all directors, officers and employees of Creo as well as to consultants and other representatives.

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Schedule D

Creo’s approach to implementing this Code of Conduct will be active, open and ethically sound. Creo will do its utmost to identify local ethical, legal, environmental, employment, and human rights issues and resolve matters consistent with this Code of Conduct.

It is the responsibility of each Creo employee:

•	To understand and abide by this code.

•	To report any breaches of the code to their team leader, unless their team leader is involved or implicated in the issue in which case appropriate escalation is required.

•	When faced with an issue that is not being acted upon in a timely and appropriate manner, if there is a conflict of interest with the people assessing the matter or if there is an element of distrust within the process itself — to communicate and escalate the matter. This could include regional or functional managers, senior managers or directly to a member of the Board of Directors or the Audit committee of the Board of Directors or outside legal counsel that has been retained to receive and act upon complaints.

If you choose, your HR Generalist can provide confidential assistance.

You can also submit your concerns confidentially, and if you wish anonymously, in writing to independent outside legal counsel, (who is retained directly by the Board of Directors to receive complaints on their behalf) and who will report all such complaints directly to the Board of Directors, including the Audit committee or the Compensation, Nominating and Governance committee as appropriate, and the Board of Directors or such committee of the Board as may be appropriate, will take appropriate investigatory actions. In this regard, you can submit confidentially complaints or anonymous complaints to:

Getz Prince Wells
Suite 1810 – 1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Attention: Leon Getz Q.C.

Tel: (604) 685-6367
Fax: (604) 685-9798
e-mail: leon@getzpw.com

Creo guarantees that:

•	There will be no adverse work-related consequences as a result of an employee bringing complaints of violations of this Code.

•	Any alleged violation of this Code of Conduct will be promptly considered applying principles of fairness, integrity and objectivity and any remedies will be addressed with an independent committee made up of people not connected to any of the allegations.

•	When necessary, the independent committee will include human resources personnel and senior officers of the company or our subsidiaries.

•	If the allegations relate to senior executive officers of Creo Inc. or directors of the company, then the matter will be reviewed and addressed by an independent committee of the Board of Directors consisting of directors who are not involved in the alleged violation of the Code of Conduct.

Anyone that receives a complaint under Creo’s Code of Conduct will follow the Procedures for dealing with Complaints published by the Company.

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Schedule D

Creo Disclosure Policy

Objective and Scope

This document describes the policies and practices for material disclosure by Creo Inc. and its subsidiaries. The objective of this disclosure policy is to ensure that public communications about material developments concerning the company are:

•	Timely, factual and accurate; and

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements.

This disclosure policy applies to all employees and consultants of Creo, its board of directors and those authorized to speak on its behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public.

Disclosure Policy Committee

Creo has established a disclosure policy committee responsible for overseeing the company’s disclosure practices. This committee consists of the chief executive officer, chief financial officer, chief operating officer, corporate VP business strategy, general legal counsel, and corporate VP global marketing, and will include other participants as needed. The investor relations team, led by the corporate VP business strategy, will implement the disclosure process.

The disclosure policy committee will determine when developments justify public disclosure, make recommendations on disclosure policy and meet as conditions dictate. It is not the role of this committee to conduct normal investor relations activities.

Annually the disclosure policy committee will review this policy to confirm its accuracy and make updates as required.

Material Information

Material information is any information relating to the business and affairs of the company that results in, or would reasonably be expected to result in a significant change in the market price or value of the company’s securities or that would be reasonably expected to have a significant influence on a reasonable investor’s investment decisions. Examples of developments that may give rise to material information include, but are not limited to, the following:

•	Firm evidence of significant increases or decreases in near-term earnings prospects;

•	Changes in share ownership or management that may affect control of the company;

•	Changes in corporate structure, such as reorganizations, amalgamations, etc.;

•	Major corporate acquisitions or dispositions and take-over or issuer bids;

•	Change in auditor or auditor notification that the issuer may no longer rely on an auditor’s audit report;

•	Public or private sale of additional securities;

•	Entering into or loss of significant contracts, financing or other agreements;

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Schedule D

•	Changes in capital investment plans or corporate objectives;

•	Significant litigation;

•	Changes in senior officers; and

•	Major labor disputes or disputes with major contractors or suppliers.

Principles of Disclosure of Material Information

Creo will follow the following basic disclosure principles in order to ensure the fairly and timely access to material information under applicable laws and stock exchange rules:

1.	Timeliness: Material information will be publicly disclosed as soon as possible via news release through an approved news wire service.

2.	Confidentiality: In certain circumstances, the disclosure policy committee may determine that public disclosure would be unduly detrimental to Creo (for example, if release of the information would prejudice negotiations in a corporate transaction). In such circumstances, the committee will file, to the extent it is accepted by relevant regulatory bodies, a confidential material report with the applicable securities regulators and stock exchanges, and will periodically review its decision to keep the information confidential with the presumption that the information will be publicly disclosed as soon as possible.

3.	Completeness: Disclosure must include any and all information the omission of which would make the rest of the disclosure misleading (that is, half truths are misleading).

4.	Consistency: Unfavorable material information must be disclosed as promptly and completely as favorable information.

5.	Breadth of Disclosure: Material information must not be disclosed to selected individuals or groups. If previously undisclosed material information has been inadvertently disclosed to any person, such information must be generally disclosed immediately via news release.

Disclosure Practices

Creo will disseminate both favorable and unfavorable news on a timely basis, except where confidentiality issues require a delay, to ensure that analysts, investors and the public have fair and timely access to all material information.

News releases will be disseminated through an approved news wire service that provides simultaneous distribution. News releases will be transmitted to all stock exchange members, relevant regulatory bodies, and appropriate financial or business media in areas where the company has its headquarters and operations. News releases will be followed up with any applicable material change report filing or other applicable regulatory filings as required.

News releases must not be posted on the company’s web site prior to public dissemination through an approved news wire service, but should be posted on the web site as soon as possible after release over the news wire.

Annual and interim financial results will be publicly released as soon as possible following their approval by the board of directors.

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Schedule D

Designated Spokespersons for Communication to the Investment Community

Creo designates a limited number of spokespersons responsible for communication of material information or commenting on material developments. The chief executive officer, chief financial officer, chief operating officer, president of graphic arts, corporate VP business strategy, corporate VP global marketing, and president or managing director in each regional distribution unit shall be the official spokespersons for Creo regarding material announcements. Individuals holding these offices may, from time to time, designate others within Creo to speak on behalf of the company as back-ups or to respond to specific inquiries from the investment community, including financial or business media.

Officers and employees who are not authorized spokespersons should not respond to inquiries on any material issue, unless specifically asked to do so by an authorized spokesperson.

All inquiries from the investment community shall be referred to the investor relations team at IR@creo.com. Accidental disclosure of non-public material information should be reported immediately to any member of the disclosure committee.

Selective Disclosure

The company will not provide non-public material information to analysts, investors or the public. Disclosure of previously undisclosed material information either in individual or group meetings constitutes selective disclosure. If material information is selectively disclosed inadvertently, then the disclosure policy committee must be advised of the inadvertent disclosure and the procedures in this policy will be followed.

Forward-Looking Information

Should Creo elect to disclose projections with respect to future business or other material forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed;

1.	The material forward-looking information will be broadly disseminated via news release, in accordance with this disclosure policy.

2.	The information will be clearly identified as forward-looking.

3.	The company will identify all material assumptions used in the preparation of the forward-looking information.

4.	The information will be accompanied by a safe harbor statement as prescribed in the Private Securities Reform Act of 1995, or other applicable legislation, that either identifies, in very specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected, or directs persons to publicly available documents (such as a prospectus or other offering document) that contain such risks and uncertainties.

5.	The information will be accompanied by a statement that disclaims the company’s intention or obligation to update or revise the forward-looking information. Notwithstanding this disclaimer, should subsequent events be material, in and of themselves, then that information must be disseminated in accordance with this disclosure policy.

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Schedule D

Communication with Financial Analysts and Investors

Creo recognizes that direct communication with financial analysts and significant investors is an important element of the company’s investor relations program. The company may meet with analysts and investors on an individual or small group basis as needed and may initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy.

The company will try to ensure, through its regular public dissemination of quantitative and qualitative information, that analysts’ estimates are consistent with the company’s own expectations and guidance. For the sake of clarity, the company may provide non-material and previously disclosed material information to the analysts and investors.

When the company provides financial guidance to the investment community it will adhere to the following principles:

•	Provide quarterly financial guidance via conference calls and news releases and do not update until the next quarter, except for material changes; and

•	Provide only non-material and previously disclosed material information through individual and group meetings. The company must not alter the materiality of information by breaking down the information into smaller, non-material components.

Creo may, upon request, review analysts’ draft research reports for the purpose of pointing out errors in fact based on publicly disclosed information. The company will limit its comments to non-material or public information.

Disclosure Record

The investor relations team will maintain a seven-year file containing all public information about Creo, including continuous disclosure documents, news releases, analysts’ reports, and transcripts of conference calls.

Communication and Enforcement

This disclosure policy extends to all employees of the company, its board of directors and authorized spokespersons and should be considered with Creo’s Statement of Confidentiality and Trading Restrictions. New directors, officers and employees will be provided with a copy of this disclosure policy and will be educated about its importance. This disclosure policy will be posted the company’s intranet for access by all employees and distributed to each employee in the company’s orientation package.

Any employee who violates this disclosure policy may face disciplinary action up to and including termination of his or her employment with the company without notice. The violation of this disclosure policy may also violate certain securities laws. If it appears that an employee may have violated such securities laws, the company refers the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

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Schedule D

CAST YOUR VOTE NOW — HERE’S HOW

The Board of Directors unanimously recommends that shareholders VOTE FOR Creo’s slate of Director nominees. If, after reading the proxy materials you agree that Creo’s existing Board of Directors will act in the best interests of all shareholders, it is crucial that you sign, date and return the enclosed BLUE Proxy using any of the methods described on your form of proxy.

Please note that if you have mistakenly voted using the wrong proxy, you have every right to change your vote by simply signing, dating and mailing the enclosed BLUE Proxy. This action will cancel all previous votes as it is the later dated proxy received that will count at the Meeting.

1.	What materials do I need to submit?

If you are a registered shareholder, you only need to submit your BLUE Proxy which accompanies this material. The BLUE Proxy must be signed, dated and returned using any of the methods described on the form of proxy.

2.	What is my deadline to vote?

Your BLUE Proxy must be voted by any one of the methods described on the form no later than 2:00 p.m. (Vancouver time) on February 8, 2005. Whether you hold your shares directly or through a broker, it is particularly important that you return the executed BLUE Proxy voted FOR Creo’s slate of Director nominees as soon as possible to ensure your vote is counted.

3.	Who do I call if I have any questions about the CREO proxy or if I need help voting?

Any questions about the proxy materials you have received or how to complete your BLUE Proxy in support of Creo’s slate of Director nominees can be addressed by calling:

Georgeson Shareholder

Toll Free: 1-877-288-9604

Please visit our website for regular updates at www.creo.com.

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FORM OF PROXY
(Registered Shareholders)

for the Annual and Special Meeting of Shareholders of

CREO INC. (“Creo” or the “Company”)

This proxy is solicited by Management of the Company, and will be used at the Annual and Special Meeting of Shareholders to be held on Thursday, February 10, 2005, at 2:00 p.m. (Vancouver time).

THIS PROXY MUST BE RECEIVED NO LATER THAN
2:00 P.M. (VANCOUVER TIME) ON TUESDAY, FEBRUARY 8, 2005.
SEE BACK FOR DELIVERY INSTRUCTIONS.

The undersigned holder of common shares of the Company, revoking all proxies previously given, hereby nominates, constitutes, and appoints Amos Michelson, a Director and Chief Executive Officer of the Company, or failing him, Mark Dance, a Director, Chief Financial Officer and Chief Operating Officer of the Company, or instead of either of them,                                                                                                       the true and lawful attorney and proxyholder of the undersigned, with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company, to be held on Thursday, February 10, 2005, at the Hilton Vancouver Metrotown Hotel, in the Crystal Ballroom, located at 6083 McKay Avenue, Burnaby, British Columbia, at 2:00 p.m. (Vancouver time), and at every adjournment thereof (the “Meeting”), and at every poll or ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were present at such Meeting.

Without limiting the general authorization and powers conferred hereby, the undersigned hereby instructs the said proxy to vote the common shares represented by this form of proxy as indicated below and hereby revokes any proxy previously given.

The Creo Board recommends shareholders VOTE as follows:

Vote FOR items 1 and 2

1.	To elect the following Creo slate of Director nominees: Douglas A. Brengel, Mark Dance, Norman B. Francis, Steve M. Gordon, Jean-Francois Heitz, John S. McFarlane, Amos Michelson, Kenneth A. Spencer, Morgan Sturdy, Charles E. Young	FOR ☐	WITHHOLD ☐

2.	To appoint KPMG LLP, Chartered Accounts, as the auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.	FOR ☐	WITHHOLD ☐

Signature of shareholder:

Name of shareholder (please print):

Title (if applicable):

Phone number:

Date:

INSTRUCTIONS FOR COMPLETION OF PROXY
YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT — VOTE YOUR PROXY TODAY USING ONE OF THE METHODS AVAILABLE BELOW.

1.	This form of proxy (“Instrument of Proxy”) is solicited by Management of the Company. Shareholders are directed to reference the accompanying Management Proxy Circular for more detailed information.

2.	This Instrument of Proxy must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Instrument of Proxy.

3.	Please sign and date this Instrument of Proxy. If not dated, this Instrument of Proxy shall be deemed to be dated on the date it was mailed to shareholders.

4.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with your instructions on any poll of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice is specified for the matters referred to in items 1 or 2 herein, the securities represented by this Instrument of Proxy will be VOTED FOR the matters referred to in such items. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

5.	Time is of the essence. A proxy, to be effective, must be returned and received at the office of Computershare Trust Company of Canada by one of the methods listed below, no later than 2:00 p.m. (Vancouver time) on February 8, 2005, or in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The mailing address is:

Computershare Trust Company of Canada
Attention: Proxy Department, 100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1

PLEASE ENSURE THAT YOU:

1.	SIGN your name exactly as it appears on this Instrument of Proxy.
2.	Date this Instrument of Proxy.
3.	Return this Instrument of Proxy to Computershare Trust Company of Canada by using one of the following methods:

•	by FAXING to:	Within North America: 1-866-249-7775
Outside North America: (416) 263-9524
OR
•	by MAIL in the prepaid envelope provided.

If you have any questions or need assistance completing this Instrument of Proxy please call:

Georgeson Shareholder Communications Canada Inc.
Toll Free: 1-877-288-9604

Creo Inc.

(the “Company”)

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax: 1-866-249-7775

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am an owner of common shares of the Company.

SIGNATURE OF SHAREHOLDER:	DATE:

CUSIP: 225606

SCRIP COMPANY CODE — CREQ